UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 August, 2009

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW, 2113

Telephone: 02 9878 0088

APPENDIX 4E

incorporating

ANNUAL REPORT

FOR THE YEAR ENDED

30 JUNE, 2009

RESULTS FOR ANNOUNCEMENT TO THE MARKET

				$’000
Revenue from continuing operations	down	16.1%	to	11,147
Loss after income tax from continuing operations	down	6.6%	to	(18,928)
Net loss for the period attributable to members	down	6.6%	to	(18,928)

The amounts included in this report are for the financial year ended 30 June, 2009. Comparative figures are for the previous corresponding period being the financial year ended 30 June, 2008 unless otherwise stated.

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year ended 30 June, 2009.

Refer to Operating and Financial Review shown in the attached Directors’ Report for an explanation of the above disclosures.

CONTENTS

Page No.

Directors' Report	4 – 24
Auditor’s Independence Declaration	25
Corporate Governance Statement	26 – 31
Income Statements	32
Balance Sheets	33
Statements of Changes in Equity	34
Statements of Cash Flows	35
Notes to the Financial Statements	36 – 78
Directors' Declaration	79
Independent Audit Report to the Members	80 – 81
ASX additional information	82 – 83

DIRECTORS’ REPORT

Your Directors submit their report for the year ended 30 June, 2009.

This annual report has been based on accounts which have been audited.

DIRECTORS

The names and details of the Company’s Directors during the financial year and up to the date of this report are as follows:

Mr PA Johnston (Chairman)
Mr C Naughton (Managing Director)
Professor AJ Husband (Executive Director)
Mr GM Leppinus
Professor PJ Nestel AO
Mr PB Simpson – Retired 28 July, 2009.
Mr WD Rueckert – Appointed 20 March, 2009

Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Philip A Johnston Non-executive Chairman
Dip Eng (Production)

Non-executive Director since 1997, Mr Johnston was elected Chairman of Novogen Limited with effect from 1 January, 2001. Mr Johnston has extensive experience in the pharmaceutical industry including 9 years as an Executive Director of Wellcome Australia Limited. He was previously a Director of two subsidiary Companies of GlaxoWellcome. He has had responsibility for production, distribution, quality assurance and consumer product development and has been directly involved in the establishment of strategic alliances and joint ventures. He has completed a number of executive development programs including the University of NSW and the London Business School.

Other current and former directorships held in the last three years

During the last three years Mr Johnston has served as a Director of the ASX listed company, Lipa Pharmaceuticals Limited and is currently a Director of NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc. Mr Johnston’s directorship of Lipa ceased in November 2007 following a scheme of arrangement which saw Lipa ceasing as a public company at that time.

Special responsibilities

Chairman of the Board
Chairman of the Remuneration Committee
Member of the Audit Committee

Christopher Naughton Managing Director
BEc, LLB

Managing Director since March, 1997, Mr Naughton joined Novogen in 1996 as Commercial Director. Mr Naughton has degrees in Economics from the ANU and in Law from the UNSW. He has completed the Program for Management Development at the Harvard Business School, and is an Attorney in New South Wales. After working in merchant banking, he has over 20 years experience in the pharmaceutical industry, including appointments as a Director of Wellcome Australia Limited and in worldwide business development with The Wellcome Foundation Limited in the UK.

DIRECTORS’ REPORT

Other current and former directorships held in the last three years

During the last three years Mr Naughton has served as CEO and Director and is currently CEO and Director of the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Special responsibilities

Chief Executive Officer

Professor Alan J Husband Executive Director
PhD, DSc, FASM

Professor Husband was appointed as a Director of Novogen Limited in May, 2006. Professor Husband has over 30 years experience in basic and applied scientific research and research management. His academic research interests in immunology and pathology have been reflected in the publication of over 200 scientific papers and several books. He currently holds a professorial appointment at the University of Sydney. These activities in basic and applied research, coupled with experience in the biotechnology industry, provided the foundations for his current appointment as Group Director of Research for the Novogen Group of companies. In this position Professor Husband is responsible for the development of the Group’s flavonoid drug technology platform. Professor Husband commenced working with the Company in 1996 and has managed the scientific discovery and clinical trial programs, including development of novel oncology, cardiovascular and anti-inflammatory therapeutics as well as wound healing technologies.

Special responsibilities

Group Director of Research

Geoffrey M Leppinus Non-executive Director
BEc, FCA

Non-executive Director since February 2005, Mr Leppinus was, until July 2002, a Senior Audit and Advisory partner of KPMG with over 30 years experience in professional accounting and auditing. At KPMG he was responsible for the audit of a number of large public companies and the Australian subsidiaries of US listed public corporations. Mr Leppinus has experience in the assessment of systems of internal control over financial reporting and the financial reporting requirements applicable to listed public companies. He has also had a wide range of experience in conducting due diligence for business acquisitions. Mr Leppinus has served as a member of the Australian Auditing Standards Board and member of the State Council of the Institute of Chartered Accountants in Australia.

Special responsibilities

Chairman of the Audit Committee
Member of the Remuneration Committee

Professor Paul J Nestel Non-executive Director
AO, MD, FTSE, FRACP, FAHA, FCSANZ

Professor Nestel is currently on the Senior Faculty at the Baker Heart Research & Diabetes Institute, Melbourne. Professor Nestel is also a Consultant Physician at the Alfred Hospital, Melbourne. He is Honorary Professor of Medicine at Deakin University, Melbourne. He was formerly Clinical Professor in Medicine, The Flinders University of South Australia. Professor Nestel has been closely involved in national and international pharmaceutical trials of cardiovascular drugs. He has been and remains a member of national and international committees for research and policy on cardiovascular disease. He has published over 420 scientific and medical papers and is a Fellow of the Australian Academy of Technological Sciences and Engineering, the Royal Australasian College of Physicians,

DIRECTORS’ REPORT

a Fellow of the American Heart Association and a Fellow of the Cardiac Society of Australia and New Zealand. Professor Nestel is an Officer of the Order of Australia and recipient of the Centenary Medal.

Other current and former directorships held in the last three years

During the last three years Professor Nestel has served as a Director and is currently a Director for the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

Special responsibilities

Member of the Remuneration Committee
Member of the Audit Committee

Peter B Simpson Non-executive Director
MPharm, PhC

Non-executive Director since 1994, Mr Simpson has extensive experience in the development of pharmaceutical products for international markets. He was Research and Development Manager with David Bull Laboratories for 8 years prior to being appointed Chief Executive Officer of Biota Holdings Limited in 1987. At Biota he oversaw the research and development of an effective cure for influenza and the licensing of that discovery to Glaxo Limited. Mr Simpson is currently associated with a wide range of biotechnology and pharmaceutical interests, predominately associated with the conduct of late stage clinical studies and the commercialisation of Australian biomedical discoveries. Mr Simpson is also the Chairman of Biogenerics Australia Pty Ltd.

Special responsibilities

Member of the Remuneration Committee
Member of the Audit Committee

William D. Rueckert Non-executive Director

Mr Rueckert has been director of the Company since March, 2009 and has been a Director of Marshall Edwards, Inc. between March, 2007 and March, 2009. Mr Rueckert is the Managing Member of Oyster Management Group LLC an investment fund specialising in community banks. From 1991 to 2006 he was President and Director of Rosow & Company, a private investment firm based in Connecticut. Mr Rueckert has been President and Director of Eastern Capital Development, LLC from 1999 to 2005, treasurer of Moore & Munger, Inc., a company with interests in the petroleum and resort development industries, from 1988 until 1990, and was President of United States Oil Company, a publicly traded oil exploration business, from 1981 to 1988. Among his many civic associations, Mr Rueckert is Director and President of the Cleveland H. Dodge Foundation, a private philanthropic organisation in New York City and Chairman of the Board of the Trustees of Teachers College, Columbia University.

Other current and former directorships held in the last three years

During the last three years Mr Rueckert has served as a Director for the Emergency Filtration Products, Inc. and the NASDAQ listed, Novogen subsidiary, Marshall Edwards, Inc.

COMPANY SECRETARY

Ronald L Erratt
FINA

Mr Erratt has been the Company Secretary of Novogen Limited since it floated on the Australian Stock Exchange in 1994. He is also the Company Secretary for all the wholly-owned subsidiaries of Novogen. Mr Erratt has over 30 years experience in accounting and commercial roles. Prior to joining Novogen he was the Director of Superannuation Fund Administration at Towers Perrin, an international firm of Actuaries and Management Consultants.

DIRECTORS’ REPORT

Directors' interests in the shares and options of the Company

At the date of this report the interests of the Directors, and their related parties, in the shares and options of Novogen Limited were:

	Ordinary shares fully paid	Options
		Number outstanding	Exercise price	Expiry date

PA Johnston	73,594	-	-	-
C Naughton	633,511	91,196	2.41	30/03/2012
		218,664	1.06	1/03/2013
AJ Husband	102,920	22,592	4.90	16/03/2010
		30,436	3.64	21/04/2011
		50,472	2.41	30/03/2012
		126,928	1.06	1/03/2013

PJ Nestel AO	32,000	-	-	-
GM Leppinus	11,883	-	-	-
WD Rueckert	5,000
	858,908	540,288

DIRECTORS’ REPORT

KEY FINANCIAL DATA

	2009	2008	Percentage
	$'000	$'000	change

Revenue from continuing operations	11,147	13,283	(16.1%)
Loss from ordinary activities after tax attributable to members	(18,928)	(20,264)	(6.6%)
Loss for the period attributable to members	(18,928)	(20,264)	(6.6%)
Net tangible assets per share (dollars)	0.28	0.37

Earnings per share
	2009	2008
	Cents	Cents
Basic and diluted earnings/(loss) per share	(18.6)	(20.8)

Dividends paid or recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the year.

Corporate Information

Novogen Limited is a company limited by shares and is incorporated and domiciled in Australia. Novogen Limited shares are publicly traded on the Australian Stock Exchange (ASX). The trading symbol on the ASX is “NRT”.

Novogen Limited’s ordinary shares trade in the US in the form of ADRs on the NASDAQ Global Market. Each ADR represents five ordinary Novogen shares. The trading symbol on NASDAQ is “NVGN”.

Nature of operations and principal activities

The principle activities of the entities within the Group during the year were:

•	pharmaceutical research and development; and
•	marketing of consumer healthcare products.

Employees

The Group employed 48 people as at 30 June, 2009. (2008: 68 people)

DIRECTORS’ REPORT

OPERATING AND FINANCIAL REVIEW

Operating results for the year

Cash resources

At 30 June, 2009 the Group had total funds of $33.3 million a reduction of $4.1 million from the previous year’s balance of $37.4 million. Cash was used to fund the Group’s operations including the OVATURE clinical trial program for the anti-cancer drug phenoxodiol being undertaken by Novogen’s US subsidiary Marshall Edwards, Inc. (“MEI”) and the clinical development of wound healing compound GLYC-101 by Novogen’s US subsidiary Glycotex, Inc. (“Glycotex”). Cash resources were also used to fund the ongoing programs in the areas of oncology, cardiovascular and anti-inflammatory research and development.

In July 2008, Novogen raised proceeds of $5,527,000 and MEI raised proceeds of US$3,689,000 through private placement of shares to El Coronado Holdings LLC and OppenheimerFunds, Inc. respectively.

In February 2009, the Company announced that it would conserve it’s cash balances and focus resources on the Company’s oncology program.

Revenue

The Group earned gross revenues for the year ended 30 June, 2009 of $11.1 million versus $13.3 million in the previous corresponding period, a reduction of $2.2 million. The reduction in revenue was due to decreased sales of the Group’s consumer health care products of $1.1 million or 11%. Other revenue also reduced by $1.1 million to $2.8 million verses $3.9 million for the previous corresponding period. The decrease in other revenue was mainly due to the reduced interest received on cash balances reflecting lower global interest rates.

Consumer product sales

Sales of consumer health care products decreased by $1.1 million to $8.3 million for the twelve months ended 30 June, 2009 from $9.4 million for the twelve months ended 30 June, 2008.

Sales in Australasia (including sales to export markets) for the year ended 30 June, 2009 were $4.9 million, an increase of $0.1 million or 2% from $4.8 million for the previous year. Canadian sales for the year ended 30 June, 2009 reduced by $0.2 million to $2.1 million from $2.3 million for the previous 12 month period. The reduction was due to difficult market conditions and a significant downturn in the consumer market for menopause products. Sales revenue in the UK decreased by $0.3 million to $1.4 million for the twelve month period to 30 June, 2009 compared to $1.7 million for the same period last year. The UK sales decline was caused by the economic downturn with consumers turning away from premium brands and a reduction in the supplement market for menopause.

DIRECTORS’ REPORT

Net loss

The operating loss attributable to Novogen shareholders for the financial year, after allowing for losses attributable to minority interests of $4.9 million, reduced by $1.4 million to $18.9 million from a loss of $20.3 million for the previous year.

The net loss from ordinary activities after income tax for the consolidated Group for the year ended 30 June, 2009 reduced by $1.0 million to $23.8 million from $24.8 million for the previous year. The reduction in the Group’s net loss for the year ended 30 June, 2009 was due to reduced revenues and other incomes being offset by reduced expenditures. General and administration expenses reduced by $3.1 million due primarily to favourable currency movements. These savings were partially offset by an increase in selling and promotional expense of $0.4 million. This increase was due to expenses associated with a decision to discontinue the weight loss product Aliten following disappointing consumer uptake post launch.

Clinical development

Anti-Cancer

Phenoxodiol

Phenoxodiol is being developed by the Company’s subsidiary MEI as a chemosensitising agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers. Phenoxodiol is an investigational novel-acting drug that inhibits key pro-survival signalling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.

OVATURE Phase III clinical trial

The OVATURE trial is a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs to determine its safety and effectiveness when used in combination with carboplatin.

In April, 2009, MEI announced the termination of enrolment into the OVATURE Phase III trial and its intention to undertake an un-blinded analysis of the available data from the trial.  The patients currently enrolled in the trial have continued their treatment according to the study protocol.  However, MEI has ceased recruiting new patients to participate in the OVATURE trial and the available data from the 142 completed and current patients will be analysed for safety and efficacy outcomes.

MEI decided to terminate new enrolment into the OVATURE Phase III trial and assess the available patient data, in part, because the global financial downturn makes it unlikely that MEI will be able to raise the necessary capital through debt or equity issuances in the near future to fund the trial to completion as originally planned.  Additionally, changes in the standard of care over the period that the OVATURE trial has been in operation has resulted in fewer women meeting the inclusion criteria of the OVATURE protocol, which slowed patient recruitment rates.

Prostate Phase II clinical trial

MEI has completed a Phase II prostate cancer study in advanced hormone refractory disease in Australia and in October, 2007, MEI announced that it is conducting another Phase II prostate cancer clinical trial using phenoxodiol as first line treatment in men with early stage disease (35 patients with androgen dependent disease but rising PSA) compared to patients with late stage hormone refractory disease (25 patients with chemotherapy naïve androgen independent disease). The study is being conducted at Yale Cancer Center and the West Haven Veterans Administration Hospital Connecticut in the US. Both of these patient groups represent areas of unmet medical need in this common cancer.

DIRECTORS’ REPORT

Triphendiol

Triphendiol is a synthetic investigational anti-cancer compound based on an isoflavan ring structure and is being developed by MEI. Similar to phenoxodiol, triphendiol is a signal transduction inhibitor. Preliminary screening studies have identified triphendiol as a candidate for product development showing a favorable in vitro toxicity profile against normal cells and broad activity against cancer cells. Triphendiol is being developed initially in oral form for the treatment of pancreatic and bile duct cancers.

Triphendiol has completed two Phase I human trials in Australia which have demonstrated a high safety profile and acceptable pharmacokinetics when administered by the oral route.

Triphendiol had been granted Orphan Drug status by the FDA for the treatment of pancreatic cancer and for the treatment of cholangiocarcinoma, or bile duct cancer. As well as for the treatment of Stage IIB through Stage IV malignant melanoma.

An Orphan Drug refers to a product that is intended for use in a disease or condition that affects fewer than 200,000 individuals in the US. A grant of Orphan Drug status provides seven years of market exclusivity for the orphan indication after approval by the FDA, as well as study design assistance and eligibility for grant funding from the FDA during its development. Triphendiol is in the early stages of clinical development and it is anticipated that significant clinical testing will be required to prove safety and efficacy before marketing applications may be filed with the FDA.

In January, 2009, MEI announced that triphendiol had been granted an Investigational New Drug (IND) approval by the FDA to undertake clinical studies with triphendiol as a chemosensitizing agent in combination with gemcitabine in patients with unresectable locally advanced or metastatic pancreatic and bile duct cancers.

NV-128

NV-128 is a cancer compound which has been shown in pre-clinical studies to promote cancer cell death in multi–drug resistant ovarian cancer cells by targeting the AKT-mTOR pathway. Structurally, NV-128 is an analog of phenoxodiol and triphendiol but in contrast to phenoxodiol, which induces caspase mediated apoptosis, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death via the AKT-mTOR pathway.

Additionally, NV-128, through its capacity to dephosphorylate mTOR appears to inhibit both mTORC1 and mTORC2 activity showing an advantage over existing rapamycin analog mTOR inhibitors which appear to target only mTORC1 making them less effective in those cancer cells that have developed rapalog-resistance and which have a dysfunctional apoptotic cascade.

GLYC-101

In April, 2009, Glycotex, Inc. announced the completion of a scheduled interim analysis in a Phase II study evaluating the effect of investigational GLYC-101 gel on complete wound closure and cosmetic outcomes in cosmetic surgery patients undergoing carbon dioxide laser skin resurfacing on the lower eyelid area.

The interim analysis was conducted after 26 subjects completed the study. The comparison of each active arm to placebo with respect to the primary endpoint (time to complete wound closure) shows positive results when considering the full dataset of patient data from all treatment combinations.

GLYC-101 is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

DIRECTORS’ REPORT

Corporate developments

On 28 July, 2008 MEI entered into a securities subscription agreement with OppenheimerFunds, Inc. and Novogen Limited pursuant to which MEI sold 1,700,000 and 2,908,295 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$2.17 per share. The aggregate proceeds to MEI from the sale of shares was US$10,000,000. The shares are registered under the Securities Act of 1933, as amended, pursuant to an effective shelf registration statement. On 30 July, 2008 MEI filed a Prospectus Supplement to the registration Statement covering the sale of shares to Oppenheimer and Novogen.

On 29 July, 2008 the Company entered into a Share Subscription Agreement with El Coronado Holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of $1.2215 per share raising gross proceeds of $5,535,390. Following the placement El Coronado Holdings LLC holds 19.9% of the Company’s issued and outstanding shares.

In February, 2009 the Company announced that it would focus its activities on its oncology program.

With the current economic climate making capital raising for extended programs difficult, the Company is relying on its internal resources to concentrate on the expanding oncology portfolio.

Along with this decision, the Company has taken several steps to reduce costs so that existing cash reserves are devoted to maintaining the significant potential of the oncology program.

Among cost reduction measures are:

•	outsourcing of the scale-up manufacturing of clinical stage compounds;

•	putting on hold the cardiovascular and anti-inflammatory programs;

•	reducing world wide staff numbers from 62 to 48;

•	fee and income reductions of 20 per cent for the Board and executive management.

Intellectual property development

The areas with expanding patent cover include novel dimeric and novel aminated isoflavones, isoflavone formulations and various uses, combined isoflavone/chemotherapy and isoflavone/ radiotherapy treatments and glucan preparation and uses.

During the year 18 patents were granted as follows:

   AUSTRALIA
Patent # 2004202747	Compositions and Therapeutic Methods Involving Isoflavones and Analogues Thereof
Patent # 2003264176	Skin Photoageing and Actinic Damage Treatment
Patent # 2003265737	Combination Chemotherapy Compositions and Methods
Patent # 2007201390	Combination Chemotherapy Compositions and Methods

CANADA
Patent # 2562918	Process for Glucan Preparation and Therapeutic Uses of Glucan

DIRECTORS’ REPORT

MEXICO
Patent # 261510	Preparation of Isoflavones from Legumes
Patent # 258618	Dimeric Isoflavones
Patent # 262896	Aminated Isoflavonoid Derivatives and Uses Thereof
Patent # 252511	Skin Photoageing and Actinic Damage Treatment
Patent # 254945	Compositions and Therapeutic Methods Involving Isoflavones and Analogues Thereof

NEW ZEALAND
Patent # 539034	Aminated Isoflavonoid Derivatives and Uses Thereof
Patent # 538583	Combination Chemotherapy Compositions and Methods

NORWAY
Patent # 325681	Therapeutic Methods and Compositions Involving Isoflavones

UNITED STATES
Patent # 7419998	Therapeutic Methods and Compositions Involving Isoflavones
Patent # 7488494	Compositions and Therapeutic Methods Involving Isoflavones and Analogues Thereof
Patent # RE40,792	Health Supplements Containing Phyto-Oestrogens, Analogues of Metabolites Thereof (Re-issue of Patent # 5830887)

JAPAN
Patent # 4197736	Process for Glucan Preparation and Therapeutic Uses of Glucan
Patent # 4256679	Treatment of Restenosis

CHINA
Patent # ZL02809019.5	Dimeric Isoflavones

These grants bring the number of patents issued to 108.

Significant changes in the state of affairs

During the financial year there were no significant changes in the state of affairs of the Group other than referred to in the financial statements or the notes thereto.

Significant events after balance date

In August, 2009 the Company entered into a licence agreement with Marshall Edwards Pty Ltd (“MEPL”) granting an exclusive world-wide, non-transferable licence, under the Novogen patent rights, to conduct clinical trials and commercialise and distribute all forms of administering NV-128, except topical applications. The agreement covers uses of NV-128 in the field of prevention, treatment or cure of cancer in humans. NV-128 is currently in pre-clinical development stage.

In consideration of the license granted MEPL paid Novogen a licence fee of US$1,500,000 on 7 August, 2009.

There have been no other significant events occurring after balance date which have had a material impact on the business.

Likely developments and expected results of operations

The Directors foresee that during the 2009/2010 financial year, the Group will continue to advance its research initiatives in discovering new and more advanced pharmaceutical compounds in the area of human phenolic compound technology.

The Group also expects to commit cash resources to the development of its oncology drug program, particularly the triphendiol human clinical development program and the pre-clinical development program for NV-128 that is currently underway.

DIRECTORS’ REPORT

Environmental regulation and performance

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Group’s pilot manufacturing operations in North Ryde.

There have been no significant known breaches of the Group’s licence conditions.

Share options

As at the date of this report there were 4,126,236 unissued Novogen ordinary shares under options (4,213,416 at balance date) 5,345,303 unissued Marshall Edwards, Inc. ordinary shares under options (5,345,303 at balance date) and 125,573 unissued Glycotex, Inc. ordinary shares under option (125,573 at balance date). Refer to Note 14 of the Financial Statements for further details of the options outstanding.

The terms and conditions of each grant of options that were in existence during the financial year are as follows:

Novogen
Grant date	Date fully vested and exercisable	Expiry date	Fair value per option at grant date $	Exercise price $	No. ordinary shares under options at balance date
16/03/2005	16/03/2009	16/03/2010	2.96	4.90	169,524
21/04/2006	21/04/2010	21/04/2011	2.10	3.64	249,588
30/03/2007	30/03/2011	30/03/2012	1.40	2.41	377,264
26/10/2007	26/10/2011	26/10/2012	0.66	2.41	141,668
1/03/2008	1/03/2012	1/03/2013	0.60	1.06	930,376
31/10/2008	1/03/2012	1/03/2013	0.51	1.06	345,592
6/03/2009	6/03/2013	6/03/2014	0.31	0.5256	1,999,404

Marshall Edwards, Inc.
Grant date	Date fully vested and exercisable	Expiry date	Fair value per option at grant date US$	Exercise price US$	No. ordinary shares under options at balance date
11/07/2006	11/01/2007	11/07/2010	2.00	4.35	2,815,258
6/08/2007	6/02/2008	6/08/2012	1.67	3.60	2,185,598
6/08/2007	6/08/2007	6/08/2012	1.78	3.00	248,364
30/07/2008	30/07/2008	30/07/2013	1.41	2.17	46,083
28/01/2009	28/01/2009	28/01/2014	0.50	0.63	50,000

Glycotex, Inc.
Grant date	Date fully vested and exercisable	Expiry date	Fair value per option at grant date US$	Exercise price US$	No. ordinary shares under options at balance date
29/05/2009	29/05/2011	29/05/2014	7.13	15.13	125,573

Option holders do not have any right by virtue of the option to participate in any share issue of the Company or any other related body corporate.

DIRECTORS’ REPORT

Shares issued as a result of the exercise of options

During the year, no options were exercised by employees or consultants to acquire ordinary shares in Novogen Limited.

Since the end of the financial year, no further options have been exercised.

Indemnification and insurance of Directors and Officers

The Group has not, during or since the financial year, in respect of any person who is or has been a Director or Officer of the Company or related body corporate:

a)	indemnified or made any relevant agreement for indemnifying against a liability incurred as a Director or Officer, including costs and expenses in successfully defending legal proceedings; or

b)
paid or agreed to pay a premium in respect of a contract insuring against liability incurred as a Director or Officer for the costs or expenses to defend legal proceedings, with the exception of the following matter:

The Group has paid premiums to insure each Director or Officer against the liabilities for costs and expenses incurred by them in defending legal proceedings arising out of their conduct involving a breach of duty in relation to the Company.

Directors' meetings

During the financial year ended 30 June, 2009, the number of meetings held and attended by each Director were:

	Directors' meetings	Meetings of Committees
		Audit	Remuneration
Number of meetings held:	10	3	1

Number of meetings attended:
PA Johnston	10	3	1
C Naughton	10	-	-
AJ Husband	10	-	-
PJ Nestel AO	10	3	1
WD Rueckert	3	-	-
PB Simpson	8	2	1
GM Leppinus	10	3	1

All Directors were eligible to attend all meetings except for WD Rueckert who was eligible to attend three meetings.

DIRECTORS’ REPORT

Committee membership

At the date of this report, the Company had an Audit Committee and a Remuneration Committee of the Board of Directors.

Directors acting as members on the committees during the year were:

Audit                                                                        Remuneration
GM Leppinus (Chairman)                                         PA Johnston (Chairman)
PA Johnston                                                            GM Leppinus
PJ Nestel AO                                                           PJ Nestel AO
PB Simpson                                                            PB Simpson

Rounding

The amounts contained in this Report and in the Financial Statements have been rounded off under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies. Amounts have been rounded off to the nearest thousand dollars unless otherwise stated.

DIRECTORS’ REPORT

REMUNERATION REPORT – AUDITED

This report outlines the remuneration arrangements in place for Directors and executives of Novogen Limited.

A.  Principles used to determine the nature and amount of remuneration

Remuneration philosophy

Remuneration is assessed for Directors and senior executives with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. The appropriateness and nature of remuneration is assessed by reference to employment market conditions. The financial and non-financial objectives of the Company are also considered when assessing the remuneration of Directors and other key management personnel, however, Directors and other key management personnel’s annual remuneration has no variable performance bonus elements that are directly linked to Company financial performance with the exception of the CEO of Glycotex, Inc. Refer to section C “Employment Agreements” for details of performance bonus.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel.

Director’s fees

The Constitution of the Company and the ASX Listing Rules specify that the aggregate remuneration of Non-executive Directors shall be determined from time to time by General Meeting. The latest determination for Novogen Limited was at the Annual General Meeting held on 28 October, 2005 when the shareholders approved an aggregate remuneration of $560,000. The total Non-executive Director remuneration of Novogen Limited for the year ended 30 June, 2009 utilised $260,000, (2008: $274,000) of this authorised amount.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed periodically.

Non-executive Director remuneration

Fees to Non-executive Directors reflect the demands which are made on, and the responsibilities of the Directors. Non-executive Directors’ fees are reviewed periodically by the Board. In conducting these reviews the Board considers independent remuneration surveys to ensure Non-executive Directors’ fees are appropriate and in line with the market.

Each Non-executive Director receives a fee for being a Director of the Company. An additional fee is also paid for each Board committee on which a Director sits. The payment of additional fees for serving on a committee recognises the additional time commitment required by Non-executive Directors who serve on one or more committees.

Due to the impact of the global financial crisis and the need for the Company to conserve cash, the Company’s Non-executive Directors voluntarily reduced Director’s fees by 20% with effect from 1 February, 2009.

Executive Directors and other key management personnel remuneration

The Remuneration Committee of the Board of Directors is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel. The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration of such Officers on a periodic basis by reference to relevant employment market conditions

DIRECTORS’ REPORT

with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality executive team. Such officers are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non-financial benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

Due to the impact of the global financial crisis and the need for the Company to conserve cash, effective from 1 February, 2009, the Company’s Executive Directors and key management personnel entered into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in paid remuneration.

Long-term incentives.

All Executive Directors and executives have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period.

Company result and movement in share price

The following table sets out summary information about the Group’s loss and movements in share price for the five years to June, 2009.

	30 June, 2009	30 June, 2008	30 June, 2007	30 June, 2006	30 June, 2005
	$'000	$'000	$'000	$'000	$'000

Revenue	11,147	13,283	17,295	17,445	17,678
Net Loss	(23,787)	(24,777)	(24,296)	(17,913)	(12,281)

	30 June, 2009	30 June, 2008	30 June, 2007	30 June, 2006	30 June, 2005
	$	$	$	$	$

Share price at start of year	1.21	2.02	2.50	4.70	5.33
Share price at end of year	0.52	1.16	1.98	2.38	4.65

Basic and diluted earnings/(loss) per share (cents)	(18.6)	(20.8)	(20.5)	(16.7)	(11.5)

B.   Details of remuneration

Details of the remuneration of the Directors of Novogen Limited and other key management personnel and Group executives of the Novogen Group are set out in the following tables. Unless otherwise stated all Directors, other key management personnel and Group executives were in office for the whole of the financial year ending 30 June, 2009.

The key management personnel of the Group are:

Directors
•	PA Johnston Chairman (Non-executive)
•	C Naughton CEO
•	AJ Husband Executive Director
•	GM Leppinus Director (Non-executive)
•	PJ Nestel AO Director (Non-executive)
•	PB Simpson Director (Non-executive) – retired 28 July, 2009
•	WD Rueckert Director (Non-executive) – appointed 20 March, 2009

DIRECTORS’ REPORT

Other key management personnel

•	DR Seaton – Chief Financial Officer
•	WJ Lancaster – VP Commercial and Corporate Development (US)
•	BM Palmer – Operations General Manager
•	CD Kearney – General Manager Consumer Business
•	RL Erratt – Company Secretary

In addition, the following person is disclosed under the Corporations Act 2001 as he is among the 5 highest remunerated Group executives.

•	R Koenig – CEO Glycotex, Inc. (US)

There are no executives of Novogen Limited as all executives are employed by other Group companies.

Remuneration of key management personnel and other Group executives
(includes movements in executive leave provisions for untaken annual and long service leave)

	Short term benefits			Post employment	Long term benefits	Share based payments		Total
2009	Salary & fees	Cash bonus	Non-monetary benefits	Superannuation	Long Service Leave	Options
	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)	105,319	-	-	90,458	-	-	-	195,777
GM Leppinus	50,457	-	-	4,543	-	-	-	55,000
PJ Nestel AO (ii)	94,791	-	-	-	-	-	-	94,791
WD Rueckert (i)	111,294	-	-	-	-	-	-	111,294
PB Simpson	48,774	-	-	4,392	-	-	-	53,166

Executive Directors
C Naughton (iii)	709,761	-	51,594	100,000	(55,755)	73,708	8.4%	879,308
AJ Husband	270,113	-	50,420	100,000	4,562	53,449	11.2%	478,544

Executives
DR Seaton (iii)	366,937	-	47,677	100,000	4,635	71,911	12.2%	591,160
WJ Lancaster (US)	234,068	-	23,127	-	-	32,350	11.2%	289,545
BM Palmer	179,720	-	39,500	15,540	(9,614)	39,074	14.8%	264,220
CD Kearney	194,898	-	21,532	17,357	2,746	40,277	14.6%	276,810
RL Erratt	72,633	-	32,416	100,000	1,198	37,152	15.3%	243,399

Other Group executives
R Koenig (iv)	413,798	67,069	26,244	15,678	-	527,775	50.2%	1,050,564
	2,852,563	67,069	292,510	547,968	(52,228)	875,696	19.1%	4,583,578

(i) Remuneration includes Marshall Edwards and Glycotex Director’s fees of $108,694.
(ii) Remuneration includes Marshall Edwards Director’s fees of $41,625.
(iii) Remuneration includes Glycotex Director’s fees of $67,069.
(iv) Remuneration includes performance milestone bonus of US$50,000 or 6.4% of total remuneration.

DIRECTORS’ REPORT

	Short term benefits			Post employment	Long term benefits	Share based payments		Total
2008	Salary & fees	Cash bonus	Non-monetary benefits	Superan-nuation	Long Service Leave	Options
	$	$	$	$	$	$	%	$
Key management personnel
Non-executive Directors
PA Johnston (i)	97,038	-	-	99,716	-	-	-	196,754
GM Leppinus	27,522	-	-	31,478	-	-	-	59,000
PJ Nestel AO (ii)	104,000	-	-	-	-	-	-	104,000
PB Simpson	54,585	-	-	4,915	-	-	-	59,500

Executive Directors
C Naughton (iii)	697,482	-	63,353	100,000	43,739	29,405	3.1%	933,979
AJ Husband	325,881	-	55,694	100,000	21,667	41,844	7.7%	545,086

Executives
DR Seaton (iii)	381,815	-	55,883	100,000	18,197	70,963	11.3%	626,858
WJ Lancaster (US)	195,485	-	31,808	-	-	32,066	12.4%	259,359
BM Palmer	182,932	-	38,479	16,338	(4,030)	38,826	14.2%	272,545
CD Kearney	208,494	-	22,094	18,500	7,541	40,133	13.5%	296,762
RL Erratt	101,109	-	42,877	100,000	15,894	37,445	12.6%	297,325

Other Group executives
R Koenig (iv)	316,314	52,966	21,098	20,560	-	-	-	410,938
	2,692,657	52,966	331,286	591,507	103,008	290,682	7.2%	4,062,106

(i) Remuneration includes Marshall Edwards and Glycotex Director’s fees of $100,754.
(ii) Remuneration includes Marshall Edwards Director’s fees of $45,000.
(iii) Remuneration includes Glycotex Director’s fees of $55,754.
(iv) Remuneration includes performance milestone bonus of US$45,000 or 12.9% of total remuneration

C.   Employment Agreements

Novogen Executive Directors and key management executives (standard contracts)

It is the Remuneration Committee policy that employment contracts are entered into with the Chief Executive Officer, the Research Director, and each of the executives who are considered key management personnel. These contracts for service commenced in June, 2006 and were for terms of three years with a notice period of six months. The initial three year term expired in June, 2009 and the contracts continue until terminated by either party under the terms of the contract. Under the terms of the contracts, the amount of remuneration may be reviewed from time to time at the discretion of the Remuneration Committee. Key management executives are given the opportunity to receive their base remuneration, which is structured as a total employment cost package, in a variety of forms including cash and prescribed non financial benefits.

In the event of the Company terminating the employment without cause under the terms of the contract the minimum payable on termination by the Company will be eighteen months remuneration. The Company may terminate the contracts at anytime without notice if serious misconduct has occurred. Where such termination “with cause” occurs, there is no entitlement to termination payments under the contract. On termination, any unvested options issued under the Employee Option scheme are immediately forfeited.

Effective from 1 February, 2009, the Company’s Executive Directors and key management personnel entered into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in paid remuneration. This agreement will remain in effect until terminated by the employee. The agreement will also terminate in the event of a Merger and/or Acquisition event, an insolvency event or termination by the Company.

DIRECTORS’ REPORT

Chief Executive Officer – Glycotex, Inc.

The CEO of Glycotex, Inc. is employed under an employment agreement that commenced in December 2005 and was subsequently amended in January 2008. This employment contract has no expiry date. Effective 1 January, 2009 Dr Koenig is entitled to a base salary of US$315,000 per annum. The Glycotex, Inc. Compensation Committee granted Dr Koenig in December, 2008, a 100% vested cash bonus of US$50,000 after having achieved certain performance milestones including the achievement of an IND for GLYC-101 (enabling clinical trials to be conducted in the U.S.) and commencing a Phase II clinical trial in burn wounds. In May 2009, Dr Koenig was issued stock options under the terms of Glycotex, Inc’s 2007 Stock Option Plan amounting to 5% of the outstanding common stock of Glycotex, Inc.

In the event that Dr Koenig’s employment is terminated without cause or without good reason or Glycotex, Inc. undergoes a change in control, he will be entitled to certain severance and change in control benefits including:

(1)
in the event of his termination without cause or without good reason, Dr Koenig will be entitled to receive continued payment of his base salary and reimbursement of premiums he pays for continued health coverage under COBRA during the twelve month period following such termination;

(2)
in the event of his termination without cause or without good reason during the one year following a change in control, to the extent not vested, the stock option granted to Dr Koenig upon the initial public offering will become fully vested;

(3)
in the event that Glycotex undergoes a change in control, fifty percent of each of the four installments of Dr Koenig’s stock options issuable to him in connection with the offering will become fully vested. In addition, in the event that Dr Koenig’s employment is terminated without cause or good reason within the one year period following a change in control, to the extent not vested, the stock options granted to Dr Koenig upon the initial public offering will vest.

Upon the termination of Dr Koenig’s employment for cause or his resignation other than for good reason, Dr Koenig will be entitled only to any amounts earned and payable but not yet paid, and for reimbursement of business or relocation expenses properly incurred but not yet paid.

D. Share Based Compensation

Employee share option plan

All Executive Directors and executives and other staff have the opportunity to qualify for participation in the Employee Share Option Plan after achieving a qualifying service period. The qualifying service period is determined from time to time by the Board under the terms of the Employee Share Option Plan and employees are currently required to have completed one year service before they are eligible for a grant of options. The number and timing of options issued under the terms of the Employee Share Option Plan is entirely at the discretion of the Board.

Each option issued under the Employee Share Option Plan entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options vest equally over a four year period from the date of grant and expire five years after grant date. No performance conditions apply to the options granted, however, the unvested option lapses if the employee ceases to be an employee during the vesting period. Options are not transferable and can not be settled by the Company in cash. The Employee Share Option Plan provides that in the event of a change of control of the Company or in the event that the Company is taken over, outstanding options become exercisable regardless of vesting status.

DIRECTORS’ REPORT

There are no performance criteria relating to employee share options because the philosophy behind the employee share scheme is to encourage a general level of ownership in the Company by employees and align their interests with those of shareholders. The scheme is modest in scale and is principally designed to foster teamwork and the benefits of pursuing shared goals.

Remuneration options: granted and vested during the year

During the financial year options were granted under the Employee Share Option Plan as equity compensation benefits to all staff including certain key management personnel as disclosed below. The options were issued free of charge. Each option entitles the holder to subscribe for one fully paid ordinary share in Novogen Limited at an exercise price detailed in the table below. The options expire five years after grant date and vest annually in four equal instalments commencing one year after grant date, with the exception of the Executive Directors whose options are required to be approved and granted at the Annual General Meeting of shareholders. These options have vesting dates and expiry dates aligned with the staff options issued, which do not require shareholder approval. Should employment be terminated, all unvested options are immediately forfeited.

The following table sets out options issued to key management personnel during the year:

	Terms and conditions for each grant
	Granted number	Grant date	Value per option at grant date	Exercise price per share	First exercise date	Last exercise date
			($)	($)
Executive Directors
C Naughton	218,664	31/10/2008	0.51	1.06	1/03/2009	1/03/2013
AJ Husband	126,928	31/10/2008	0.51	1.06	1/03/2009	1/03/2013

Executives
DR Seaton	212,108	6/03/2009	0.31	0.5256	6/03/2010	6/03/2014
WJ Lancaster (US)	109,400	6/03/2009	0.31	0.5256	6/03/2010	6/03/2014
BM Palmer	114,160	6/03/2009	0.31	0.5256	6/03/2010	6/03/2014
CD Kearney	117,004	6/03/2009	0.31	0.5256	6/03/2010	6/03/2014
RL Erratt	106,880	6/03/2009	0.31	0.5256	6/03/2010	6/03/2014

Total	1,005,144

The following table sets out options issued by Glycotex, Inc. to Group executives during the year:

	Terms and conditions for each grant
	Granted number	Grant date	Value per option at grant date	Exercise price per share	First exercise date	Last exercise date
			(US$)	(US$)
Group executive
R Koenig	125,573	29/05/2009	7.13	15.13	29/05/2009	29/05/2014

Total	125,573

Shares issued on exercise of remuneration options

No key management personnel or executives exercised remuneration options during the year ended 30 June, 2009.

DIRECTORS’ REPORT

Value of options for key management personnel, granted, exercised or lapsed during the year ended 30 June, 2009

	Options Granted	Options Exercised	Options Lapsed	Total value of options granted, exercised and lapsed $
	Value at grant date $	Value at exercise date $	Value at time of Lapse $
C Naughton	111,519	-	-	111,519
AJ Husband	64,733	-	-	64,733
DR Seaton	65,753	-	-	65,753
WJ Lancaster (US)	33,914	-	-	33,914
BM Palmer	35,390	-	-	35,390
CD Kearney	36,271	-	-	36,271
RL Erratt	33,133	-	-	33,133

	380,713	-	-	380,713

For details on the valuation of the options, including models and assumptions used, please refer to Note 14.

There were no alterations to the terms and conditions of options granted as remuneration since their grant date.

The maximum grant, which will be payable assuming that all vesting service criteria are met, is equal to $418,000. The minimum grant payable assuming that vesting service criteria are not met is zero.

There is no Board policy in relation to staff members limiting their exposure to risk as options vest subject to service criteria, not performance criteria.

End of Audited Remuneration Report.

DIRECTORS’ REPORT

AUDITOR’S INDEPENDENCE AND NON-AUDIT SERVICES

A copy of the Auditor’s independence declaration required under section 307C of the Corporations Act 2001 is set out on page 25.

Non-audit services

The following non-audit services were provided by the entities’ Auditor BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd (“BDO”). The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service means that auditor independence was not compromised.

BDO received or are due to receive the following amounts for the provision of non-audit services during the year.

Tax compliance services                                                       $50,650
MEI Form S8 review costs                                                     $3,381
Other miscellaneous matters.                                                   $6,240
                                                                                            $60,271

Signed in accordance with a Resolution of the Board of Directors.

/s/ Christopher Naughton

Christopher Naughton
Managing Director

Sydney, 26 August, 2009

AUDITOR’S INDEPENDENCE DECLARATION

DECLARATION OF INDEPENDENCE BY SIMON COULTON
TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor of Novogen Limited for the year ended 30 June 2009, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

•	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•	any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Novogen Limited and the entities it controlled during the period.

Simon Coulton
Director

BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd

Dated in Sydney this 26th day of August, 2009.

CORPORATE GOVERNANCE STATEMENT

CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Novogen Limited is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of Novogen Limited on behalf of the shareholders by whom they are elected and to whom they are accountable. The principle features of Novogen’s corporate governance regime are set out in this corporate governance statement. The relevant codes, policies and charters that underpin the Company’s corporate governance practices are available on the Company’s website: www.novogen.com.

ASX Corporate Governance Council guidelines

The Company through the reporting period had corporate governance practices which are consistent in all material respects with the ASX Corporate Governance Council best practice recommendations except for the establishment of a Nomination Committee. The Board continues to review and update its corporate governance practices to ensure it meets the interests of shareholders. The Company believes that it achieves compliance in a manner appropriate for smaller listed entities.

Nomination Committee

Recommendation 2.4 requires listed entities to establish a Nomination Committee. The duties and responsibility typically delegated to such a committee are included in the responsibilities of the entire Board. Accordingly, during the year ended 30 June, 2009, Novogen Limited did not have a separately established Nomination Committee. The Board does not believe that any marked efficiencies or enhancements would be achieved by the creation of a separate Board sub-committee.

Corporate Governance Principles

Principle 1. Lay solid foundations for management and oversight

The function of the Board of Directors is clearly defined in the Board charter and includes the responsibility for:

•	providing strategic direction for the Company and approving the annual budget;
•	monitoring financial performance against budget;
•	determining the capital structure of the Company including the allotment of new capital;
•	monitoring the performance of the Company’s risk management and internal controls; and
•	monitoring managerial performance and determining delegated responsibility.

Day-to-day management of the Company’s affairs and the implementation of the corporate strategy and policy initiatives are delegated by the Board to the Managing Director and senior executives.

Senior executive performance is evaluated by assessing the achievement of financial and non financial objectives. Formal performance evaluation of Senior Executives took place during the period and as a result of the impact of the global financial crisis and the need for the Company to conserve cash, effective from 1 February, 2009, the Company’s Executive Directors and key management personnel entered into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in their paid remuneration.

Principle 2. Structure the Board to add value

The Board comprises four Non-executive independent Directors and two Executive Directors. Directors are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement. In the context of Director independence, “materiality” is considered from both the Company and individual Director perspective.

CORPORATE GOVERNANCE STATEMENT

In determining whether a Non-executive Director is independent the following factors are taken into account. They must not:
•	hold more than 5% of the Company’s outstanding shares;
•	have been employed as an executive within the last 3 years;
•	have been a Principal of a material professional advisor or consultant;
•	have a material contractual relationship with the Company;
•	have served on the Board for a period which could be perceived to interfere with their ability to act in the best interests of the Company; and
•	be engaged in any business interests which could be perceived to interfere with their ability to act in the best interests of the Company.

In accordance with the definition of independence above, and the materiality thresholds set, the following Directors of Novogen Limited are considered to be independent:

Name	Position

PA Johnston	Non-executive Director and Chairman
GM Leppinus	Non-executive Director
PJ Nestel AO	Non-executive Director
WD Rueckert	Non-executive Director
PB Simpson	Non-executive Director

The term in office held by each Director in office at 30 June, 2009 is as follows:

Name	Term in Office

PA Johnston	12 years
C Naughton	12 years
AJ Husband	3 years
GM Leppinus	4 years
WD Rueckert	3 months – Appointed 20 March, 2009
PJ Nestel AO	8 years
PB Simpson	14 years – Retired 28 July, 2009

The skills, expertise and experience relevant to the position of Director held by each Director in office at the date of this annual report is included in the Directors’ Report commencing on page 4.

The Board has established two committees including the Remuneration Committee and the Audit Committee. The role of the Audit Committee is discussed under “Principle 4” of this report. The Remuneration Report commences on page 17.

Operation of the Board

During the year the Board met ten times and in addition, attended two scientific strategic update workshops.

The performance of the Group is monitored on a monthly basis. Monthly financial reports are presented and analysed for the Group and progress of the critical research and development programs are monitored and reviewed. The Board also reviews the Group’s progress against the objectives outlined in the strategic plan.

In addition the Directors analyse Board papers and reports submitted by management. Senior management regularly attend Board meetings to report on particular issues affecting the Company and the Board also engages in regular informal discussions with management.

CORPORATE GOVERNANCE STATEMENT

The performance of the Board is reviewed regularly by the Chairman. The performance of each Director is continually monitored by the Chairman and fellow Directors.

The performance of the Board is assessed against its effectiveness in ensuring the Company has appropriate strategies to achieve organisational success and that adequate monitoring of organisational and financial performance takes place to meet strategic goals and minimise or manage all forms of risk which may impinge on the Company’s overall performance.

The Chairman seeks ongoing feedback from individual Directors on any aspect of Board performance and, where appropriate, significant matters are tabled at a full Board meeting for further discussion and resolution.

The Chairman conducts an interview with individual Directors on an annual basis covering Board structure and adequacy of skills, meeting process and the performance of the Board both collectively and individually. Any significant issues are raised for further discussion, resolution and appropriate action.

An assessment carried out in accordance with this process was undertaken during the reporting period.

There are procedures in place, agreed by the Board, to assist Directors in the performance of their duties to the Company and shareholders, by seeking independent professional advice at the Company’s expense. Each Director has direct access to the Company Secretary and the Company Secretary has accountability to the Board on all governance matters.

Principle 3. Promote ethical and responsible decision making

Code of conduct

The Board has approved a Code of Conduct applicable for all Directors and employees. The code requires that at all times Company personnel act with the utmost integrity, objectivity and in compliance with the letter and spirit of the law and Company policies.

Share trading policy

The Company has developed a policy for the trading in Company securities by Directors, senior staff and all other employees and it is detailed in the Company’s Code of Conduct. Trading is only permitted in designated trading windows in the 30 days following the release of the half yearly and annual financial results to the market and the 30 day period following that Annual General Meeting.

The Code of Conduct which includes the policy on share trading is available on the Company’s website.

CORPORATE GOVERNANCE STATEMENT

Principle 4. Safeguard integrity in financial reporting

Audit Committee

The Board has an Audit Committee which comprises independent Non-executive Directors and operates under a charter approved by the Board. It is the Board’s responsibility to ensure that an effective internal control framework exists within the Group. This includes internal controls to deal with both the effectiveness and efficiency of significant business processes, the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations such as bench marking of operational key performance indicators. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee.

The Audit Committee is responsible for the selection and appointment of the external auditor.

The Audit Committee reviews the performance of the external auditor on an annual basis and meets with it to discuss audit planning matters and statutory reporting requirements. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining auditor independence. The Audit Committee also meets periodically with the auditor without management being present.

The current external auditor, BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd (“BDO”), attends the Annual General Meeting. BDO rotates its audit engagement partner for listed companies at least every five years.

The Audit Committee also provides the Board with additional assurance regarding the reliability of financial information for inclusion in the financial reports. The Board is of the view that the skill and experience of its members are sufficient to enable the Committee to discharge its responsibilities within its charter. The members of the Audit Committee during the year were Geoffrey Leppinus (Chairman), Paul Nestel, Philip Johnston and Peter Simpson.

Qualifications of Audit Committee members

Qualifications of the members of the Audit Committee are contained in the Directors’ Report commencing on page 4.

For details on the number of Audit Committee meetings held during the year and the attendees at those meetings refer to page 15 of the Directors’ Report.

Principle 5 and 6. Making timely and balanced disclosure and respect the rights of shareholders

Continuous disclosure

The Company has written policies and procedures on continuous information disclosure concerning the Group. This is information which a reasonable person would expect to have a material impact on the price of the Company’s securities.

Proposed announcements are generally reviewed and approved by the Board prior to release to the ASX and hence to the shareholders, media, analysts brokers and the public.

The disclosure policy is overseen and coordinated by the Company Secretary, who has responsibility for ensuring compliance with the continuous disclosure requirements of the Australian Securities Exchange (”ASX”) Listing Rules. Announcements are posted on the Company’s website after they have been released to the ASX. A summary of the Company’s policy on continuous disclosure is available on the Company’s website.

CORPORATE GOVERNANCE STATEMENT

The Company aims to provide good quality clear communications to shareholders.

Shareholders can access the Company’s annual report and periodic newsletters on the Company’s website. The Company’s website includes presentations, transcripts of corporate presentations, links to analysts reports and Annual Meeting transcripts and is a key source of information for shareholders and prospective shareholders.

The Company views the Annual General Meeting of shareholders as an opportunity for shareholders to ask questions of the Board. The external auditor attends all Annual General Meetings and is also available to answer shareholder questions.

Principle 7. Recognise and manage risk

The Board has established controls to safeguard the interests of the Group and to ensure Group policies are in place to minimise risk. These include policies that:

•	ensure Board approval of a strategic plan, which encompasses the Group’s vision, mission and strategy statements, designed to meet stakeholders needs and manage business risk;
•	ensure that capital expenditure above a set level is approved by the Board;
•	ensure business risks are appropriately managed through an insurance and risk management program;
•	ensure that safety, health, environmental standards and management systems are monitored and reviewed to achieve high standards of compliance and performance;
•	ensure that cash resources are invested in high quality, secure, financial institutions; and
•	ensure implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of key performance indicators.

Responsibility for establishing and maintaining effective risk management strategies rests with senior management. The senior management group is also responsible for the risk management culture throughout the Company. The Board oversees the Company’s risk management systems which have been established by management for assessing and managing operational, financial reporting and compliance risks for the Group.

CEO and CFO Certification

The Chief Executive Officer and the Chief Financial Officer have provided a written statement to the Board:

•
that the financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and Group and are in accordance with relevant accounting standards; and

•	that the above statement is founded on a sound system of risk management and internal controls are operating efficiently and effectively in all material respects.

Environmental regulation and health and safety

The Board considers the management of occupational health and safety and environmental issues are vital for the success of the business. The Company has established an Occupational Health and Safety Committee to review and manage the work place safety and environment issues.

The Group holds licences issued by the Environmental Protection Authority which specify the manner of waste disposal for the Group’s pilot manufacturing operations in North Ryde.

There have been no significant known breaches of the Group’s licence conditions.

CORPORATE GOVERNANCE STATEMENT

Principle 8. Remunerate fairly and responsibly

Remuneration Committee.

The Board has established a Remuneration Committee which is responsible for determining and reviewing compensation arrangements for the Managing Director, Executive Director and other key management personnel.

The Remuneration Committee operates in accordance with its charter which is available on the Company’s website. The Remuneration Committee comprises independent Non-executive Directors and has responsibility for reviewing and setting the remuneration of the Executive Directors and key management personnel by reference to independent data, external professional advice and the requirement to retain high quality management.

Remuneration policies are established to attract and retain highly qualified Directors and senior management and scientists. The Remuneration Committee obtains independent advice on the appropriateness of remuneration levels.

The members of the Remuneration Committee during the year were Philip Johnston (Chairman), Paul Nestel, Geoffrey Leppinus and Peter Simpson.

Due to the significance of the impact of the global financial crisis and the need for the Company to conserve cash, the Remuneration Committee met during the reporting period in conjunction with a full Board meeting. The committee ratified the decision of the Company’s Non-executive Directors to reduce Director’s fees by 20% and ratified the Company’s Executive Directors and key management personnel decision to enter into an agreement to voluntarily reduce their working hours effecting a corresponding reduction of 20% in paid remuneration with effect from 1 February, 2009.

NOVOGEN LIMITED AND CONTROLLED ENTITIES

INCOME STATEMENTS
for the year ended 30 June, 2009
	Notes		Consolidated		Novogen Limited
			2009	2008	2009	2008
			$'000	$'000	$'000	$'000
Continuing Operations
Revenue	2		11,147	13,283	2,089	1,263
Cost of sales			(2,523)	(4,090)	-	-

Gross profit			8,624	9,193	2,089	1,263

Other income	2		-	1,623	-	-

Research & development expenses			(18,788)	(18,811)	-	-
Selling & promotional expenses			(6,572)	(6,134)	-	-
Shipping and handling expenses			(341)	(300)	-	-
General and administrative expenses			(6,671)	(9,792)	(9,278)	(4,874)
Other expenses			(27)	(528)	-	-
Finance costs			(11)	(24)	(11)	(23)

Loss before income tax	2		(23,786)	(24,773)	(7,200)	(3,634)

Income tax expense	3		(1)	(4)	-	-

Loss for the period			(23,787)	(24,777)	(7,200)	(3,634)

Loss attributable to minority interest			4,859	4,513	-	-

Loss attributable to members of Novogen Limited	13	(c)	(18,928)	(20,264)	(7,200)	(3,634)

Basic and diluted earnings/(loss) per share (cents)	4		(18.6)	(20.8)

NOVOGEN LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS
as at 30 June, 2009
	Notes		Consolidated		Novogen Limited
			2009	2008	2009	2008
			$'000	$'000	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	5		33,338	35,386	5,918	12,810
Trade and other receivables	6		2,252	4,969	7	2,070
Inventories	7		1,334	1,929	-	-
Other current assets	8		565	542	432	401
Total current assets			37,489	42,826	6,357	15,281

NON-CURRENT ASSETS
Property, plant and equipment	9		353	575	-	-
Other financial assets	10		-	-	6,712	-
Total non-current assets			353	575	6,712	-

TOTAL ASSETS			37,842	43,401	13,069	15,281

CURRENT LIABILITIES
Trade and other payables	11		8,059	6,671	157	1,300
Provisions	12		774	708	-	-
Total current liabilities			8,833	7,379	157	1,300

NON-CURRENT LIABILITIES
Provisions	12		236	385	-	-
Total non-current liabilities			236	385	-	-

TOTAL LIABILITIES			9,069	7,764	157	1,300
NET ASSETS			28,773	35,637	12,912	13,981

EQUITY
Contributed equity	13	(a)	206,419	200,432	133,100	127,573
Reserves	13	(b)	(3,010)	(7,491)	-	-
Accumulated losses	13	(c)	(179,730)	(162,251)	(120,188)	(113,592)
Parent interest			23,679	30,690	12,912	13,981

Minority Interest	13	(d)	5,094	4,947	-	-

TOTAL EQUITY			28,773	35,637	12,912	13,981

NOVOGEN LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY
for the year ended 30 June, 2009

Consolidated	Contributed equity	Accumulated losses	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July, 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626
Exchange differences on translation of foreign operations	-	-	(2,729)	(2,729)	(1,046)	(3,775)
Share-based payments	-	850	-	850	284	1,134
Net income recognised directly in equity	191,876	(145,297)	(7,884)	38,695	3,290	41,985
Issue of share capital by subsidiary	18,429	-	-	18,429	-	18,429
less minority interest	(5,334)	-	-	(5,334)	5,334	-
Options exercised (1)	-	-	-	-		-
Loss for the period	-	(20,264)	-	(20,264)	(4,513)	(24,777)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,539)	3,310	393	(836)	836	-
At 30 June, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637

At 1 July, 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637
Exchange differences on translation of foreign operations	-	-	4,425	4,425	1,738	6,163
Share-based payments	-	1,060	-	1,060	140	1,200
Net income recognised directly in equity	200,432	(161,191)	(3,066)	36,175	6,825	43,000
Issue of share capital by subsidiary	4,033	-	-	4,033	-	4,033
less minority interest	(3,047)	-	-	(3,047)	3,047	-
New shares issued	5,527	-	-	5,527	-	5,527
Loss for the period	-	(18,928)	-	(18,928)	(4,859)	(23,787)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(526)	389	56	(81)	81	-
At 30 June, 2009	206,419	(179,730)	(3,010)	23,679	5,094	28,773

Balance Sheet Values	206419	-179730	-3010	23,679	5094	28,773
Variance	-	-	-	-	-	-

Novogen Limited	Contributed equity	Accumulated losses	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July, 2007	127,573	(110,560)	-	17,013	-	17,013
Share-based payments	-	602	-	602	-	602
Net income recognised directly in equity	127,573	(109,958)	-	17,615	-	17,615
Loss for the period	-	(3,634)	-	(3,634)	-	(3,634)
At 30 June, 2008	127,573	(113,592)	-	13,981	-	13,981

At 1 July, 2008	127,573	(113,592)	-	13,981	-	13,981
Share-based payments	-	604	-	604	-	604
Net income recognised directly in equity	127,573	(112,988)	-	14,585	-	14,585
New shares issued	5,527		-	5,527	-	5,527
Loss for the period	-	(7,200)	-	(7,200)	-	(7,200)
At 30 June, 2009	133,100	(120,188)	-	12,912	-	12,912

NOVOGEN LIMITED AND CONTROLLED ENTITIES

[Missing Graphic Reference]
STATEMENTS OF CASH FLOWS
for the year ended 30 June, 2009

	Notes	Consolidated		Novogen Limited
		2009	2008	2009	2008
		$'000	$'000	$'000	$'000

Cash flows from operating activities
Net loss before tax		(23,786)	(24,773)	(7,200)	(3,634)
Income tax paid		(1)	(4)	-	-

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation		282	353	-	-
Net (gain)/loss on disposal of property, plant and equipment		29	(1,623)	-	-
Share-based payments		1,200	602	-	-
Allowance for write down to recoverable amount of shares in controlled entities		-	-	583	1,459

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables		527	300	-	-
(increase)/decrease in other receivables		190	1,007	63	(30)
(increase)/decrease in inventories		595	1,970	-	-
(increase)/decrease in prepayments		(23)	88	(31)	133
increase/(decrease) in trade and other payables		1,388	751	(1,143)	1,171
increase/(decrease) in provisions		(83)	282	6,986	(1,185)
exchange rate change on opening cash		(920)	937	(370)	553

Net cash flows used in operating activities		(20,602)	(20,110)	(1,112)	(1,533)

Cash flows from investing activities
Acquisition of property, plant and equipment		(94)	(95)	-	-
Investment in subsidiary		-	-	(6,691)	(803)
Proceeds from sale of plant and equipment		5	3,831	-	-
Loans (to)/repaid by controlled entities		-	-	(6,986)	1,185

Net cash flows from/(used in) investing activities		(89)	3,736	(13,677)	382

Financing Activities
Proceeds from the issue of ordinary shares		5,527	-	5,527	-
Proceeds from the issue of shares by subsidiary		4,033	18,961	-	-
Withdrawal of/(investment in) short-term deposits		2,000	(2,000)	2,000	(2,000)

Net cash flows from/(used in) financing activities		11,560	16,961	7,527	(2,000)

Net (decrease)/increase in cash and cash equivalents		(9,131)	587	(7,262)	(3,151)
Cash and cash equivalents at beginning of period		34,386	38,511	11,810	15,514
Effect of exchange rates on cash holdings in foreign currencies		7,083	(4,712)	370	(553)

Cash and cash equivalents at end of period	5	32,338	34,386	4,918	11,810

NOTES TO THE FINANCIAL STATEMENTS

The financial report of Novogen Limited for the year ended 30 June, 2009 was authorised for issue in accordance with a resolution of the Board of Directors on 26 August, 2009.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies which have been adopted in the preparation of the financial report are:

Basis of preparation

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authorative pronouncements of the AASB. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, rounded to the nearest thousand dollars ($’000), unless otherwise stated.

Statement of compliance

The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Basis of consolidation

The consolidated financial statements comprise the financial statements of Novogen Limited and its subsidiaries (the “Group”) as at 30 June each year.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

In preparing the consolidated financial statements, all inter-company balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Minority interests represent the portion of profit or loss and net assets in Marshall Edwards, Inc. and Glycotex, Inc. not held by the Group and are presented separately in the Income Statement and within equity in the consolidated Balance Sheet.

Interest in controlled entities are recorded at cost less impairment write downs, in the parent entity’s financial statements.

Significant accounting judgements, estimates and assumptions

(i) Significant accounting judgements
In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations.

Research and development expenses
The Directors do not consider the development programs to be sufficiently advanced to reliably determine the economic benefits and technical feasibility to justify capitalisation of development costs. These costs have been recognised as an expense when incurred.

Research and development expenses relate primarily to the cost of conducting human clinical and pre-clinical trials. Clinical development costs are a significant component of research and development expenses. Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial statements.

Generally the costs, and therefore estimates, associated with clinical trial contracts are based on the number of patients, drug administration cycles, the type of treatment and the outcome being measured. The length of time before actual amounts can be determined will vary depending on length of the patient cycles and the timing of the invoices by the clinical trial partners.

Clinical trial expenses of $3,912,000 has been accrued at June 30, 2009. These estimates are based on the number of patients in each trial and the drug administration cycle.

Following the termination of enrolment into the OVATURE Phase III clinical trial, claims for clinical trial expenses have been received totaling $2,741,000. Approximately $1,456,000 has been accrued and is subject to continued negotiation and represents management’s best estimate of amounts that may be payable. Depending on the outcome of these negotiations, the actual costs may be different to the amount accrued in completing the financial statements.

The remaining balance of $1,285,000 is currently being disputed as management believe the costs are outside the scope of the contracts and do not believe that these amounts are due and owing. These amounts are disclosed as a contingent liability in Note 21 to the financial statements.

(ii) Significant accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. The fair value is determined using a binomial model, using the assumptions detailed in Note 14.

Impairments
The Group assesses impairment at each reporting date by evaluating conditions specific to the Group that may lead to impairment of assets. Where an impairment trigger exists, the recoverable amount of the asset is determined. Value-in-use calculations performed in assessing recoverable amounts incorporate a number of key estimates.

Clinical Trial Expenses
Estimates have been used in determining the expense liability under certain clinical trial contracts where services have been performed but not yet invoiced. The actual costs of those services could differ in amount and timing from the estimates used in completing the financial results.

Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. In determining the economic benefits, provisions are made for certain trade discounts and returned goods. The following specific recognition criteria must also be met:

Sale of goods
Revenue from sale of goods is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and can be measured reliably. Risks and rewards are considered passed to the buyer when the goods have been dispatched to a customer pursuant to a sales order and invoice. Net sales represent product shipped less actual and estimated future returns, and slotting fees, rebates and other trade discounts accounted for as reductions of revenue.

Estimates and allowances are based upon known claims and an estimate of additional returns. In order to calculate estimates, management regularly monitor historical patterns of returns from, and discounts to, individual customers.

Interest
Interest revenue is recognised as interest accrues using the effective interest method. The effective interest method uses the effective interest rate which is the rate that exactly discounts the estimated future cash receipts over the expected life of the financial asset.

Dividends
Dividend revenue is recognised when the right to receive the payment is established.

Government grants
Grant income is recognised when there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. Grant income is recognised in the Income Statement over the periods necessary to match the grant on a systematic basis to the costs that it is intended to compensate.

Royalties
Royalty revenue is recognised on an accruals basis in accordance with the substance of the relevant agreements.

Litigation Settlement
Revenue is recognised when the risks and rewards have been transferred, which is considered to occur on settlement.

Borrowing costs

Borrowing costs are recognised as an expense when incurred. Novogen Limited does not currently hold any qualifying assets but if it did, the borrowing costs directly associated with this asset would be capitalised (including any other costs directly attributable to the borrowing and temporary investment income earned on the borrowing).

Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the Income Statement on a straight-line basis over the lease term. Lease incentives are recognised in the Income Statement as an integral part of the total lease expense.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Cash and cash equivalents

Cash and short term deposits in the Balance Sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the Statements of Cash Flows, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts and secured cash.

Trade and other receivables

Trade receivables, which generally have 30-60 day terms, are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Objective evidence of impairment includes: financial difficulties of debtors; default payments; or debts more than 120 days overdue. Bad debts are written off when identified.

Cash flows relating to short term receivables are not discounted if the effect of discounting is immaterial.

Inventories

Inventories are measured at the lower of cost and net realisable value.

Costs incurred for finished goods and work-in-progress in bringing each product to its present location and condition are accounted for as cost of direct material, direct labour and a proportion of manufacturing overheads based on normal operating capacity but excluding borrowing costs and assigned on a standard costing basis.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currency translation

Functional currency

Both the functional and presentation currency of Novogen Limited and its subsidiaries is Australian dollars ($A) except for Marshall Edwards, Inc., Marshall Edwards Pty Limited and Glycotex, Inc., where the functional currency is US dollars.

Translation of foreign currency transactions

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of the exchange ruling at the balance sheet date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

Translation of financial reports of overseas operations

As at the reporting date the assets and liabilities of overseas subsidiaries are translated into the presentation currency of the Group at the rate of exchange ruling at the balance sheet date and the Income Statements are translated at the weighted average exchange rates for the period.

The exchange differences arising on the retranslation of overseas operations which have a functional currency of $A are taken directly to the Income Statement. The exchange differences arising on the retranslation of overseas operations which have a functional currency that is not $A are taken directly to a separate component of equity (foreign currency translation reserve).

Taxes

Income tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the Income Statement.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST receipt except:
•
when the GST incurred on a purchase of goods or services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amounts of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Property, plant and equipment

Cost and valuation
Each class of property, plant and equipment is carried at cost or fair value less, where applicable, any accumulated depreciation and impairment losses.

Depreciation
Depreciation is calculated on a straight-line basis to write off the depreciable amount of each item of property, plant and equipment over its expected useful life to the Group.

Major depreciation periods are:
Plant and equipment                                                                          2.5-10 years
Leasehold improvements                                                                   the lease term

Impairment of assets
At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount the asset is considered impaired and is written down to its recoverable amount.

Recoverable amount is the greater of fair value less costs to sell and value in use. It is determined for an individual asset, unless the asset’s value in use cannot be estimated to be close to its fair value less costs to sell and it does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Derecognition and disposal
An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Capitalised development costs have a finite life and are amortised on a systematic basis matched to the future economic benefits over the useful life of the project.

Trade and other payables

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchases of these goods and services.

Interest bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

Gains and losses are recognised in profit or loss when the liabilities are derecognised.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Employee benefits

Wages, salaries, annual leave
Liabilities for wages and salaries, including non-monetary benefits, are recognised in other payables in respect of employees’ services up to the reporting date. Liabilities for annual leave are recognised in current provisions in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled.

Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Defined contribution plan
Defined superannuation contributions are recognised as an expense in the period they are incurred.

Share-based payment transactions

The Group provides benefits to employees of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions) under the terms of the Employee Share Option Plan (ESOP).

The cost of these equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined using a binomial model. Further details are given in Note 14.

In valuing equity-settled transactions, no account is taken of any performance conditions.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the vesting period of the instrument. The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the Group’s best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognises termination benefits when they are demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without the possibility of withdrawing or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown as a deduction, net of tax, from the proceeds.

Subsidiary equity issues

Where a subsidiary makes a new issue of capital subscribed by minority interests, the parent company may make a gain or loss due to dilution of minority interests. These gains or losses are recognised in equity attributable to the parent company.

Earnings per share (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted to exclude costs of servicing equity (other than dividends) and preference share dividends, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit/(loss) attributable to members of the parent, adjusted for:
•	costs of servicing equity (other than dividends) and preference share dividends;
•	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
•	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares, divided by the weighted average number of ordinary shares and dilutive potential ordinary shares adjusted for any bonus element.

Deferred offering costs

Where costs associated with a capital raising have been incurred at balance date and it is probable that the capital raising will be successfully completed after balance date, such costs are deferred and offset against the proceeds subsequently received from the capital raising.

Financial instruments

Recognition
Financial instruments are initially measured at cost on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Financial liabilities
Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June, 2009 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

(i) AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 (effective from 1 January, 2009)

AASB 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a 'management approach' to reporting on financial performance. The information being reported will be based on what the key decision makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Group will adopt AASB 8 from 1 July, 2009. It is likely to result in an increase in the number of reportable segments presented. In addition, the segments will be reported in a manner that is more consistent with the internal reporting provided to the chief operating decision-maker.

(ii) Revised AASB 123 Borrowing Costs and AASB 2007-6 Amendments to Australian Accounting Standards arising from AASB 123 (effective from 1 January, 2009)

The revised AASB 123 has removed the option to expense all borrowing costs and - when adopted – will require the capitalisation of all borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset. There will be no impact on the financial report of the Group.

(iii) Revised AASB 101 Presentation of Financial Statements and AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101 (effective from 1 January, 2009)

The September 2007 revised AASB 101 requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity, but will not affect any of the amounts recognised in the financial statements. If an entity has made a prior period adjustment or has reclassified items in the financial statements, it will need to disclose a third Balance Sheet (Statement of Financial Position), this one being as at the beginning of the comparative period. The Group will apply the revised standard from 1 July, 2009.

(iv) AASB 2008-1 Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations (effective from 1 January, 2009)

AASB 2008-1 clarifies that vesting conditions are service conditions and performance conditions only and that other features of a share-based payment are not vesting conditions. It also specifies that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment. The Group will apply the revised standard from 1 July, 2009, but it is not expected to affect the accounting for the Group's share-based payments.

(v) Revised AASB 3 Business Combinations, AASB 127 Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 (effective 1 July, 2009)

The revised AASB 3 continues to apply the acquisition method to business combinations, but with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently remeasured through the Income Statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs must be expensed.

The revised AASB 127 requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is remeasured to fair value, and a gain or loss is recognised in profit or loss. The Group will apply the revised standards prospectively to all business combinations and transactions with non-controlling interests from 1 July, 2009

 (vi) AASB 2008-7 Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate (effective 1 July, 2009)

In July 2008, the AASB approved amendments to AASB 1 First-time Adoption of International Financial Reporting Standards and AABS 127 Consolidated and Separate Financial Statements. The Group will apply the revised rules prospectively from 1 July, 2009. After that date, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognised as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment.

(vii) AASB Interpretation 16 Hedges of a Net Investment in a Foreign Operation (effective 1 October, 2008)

AASB-I 16 clarifies which foreign currency risks qualify as hedged risk in the hedge of a net investment in a foreign operation and that hedging instruments may be held by any entity or entities within the group. It also provides guidance on how an entity should determine the amounts to be reclassified from equity to profit or loss for both the hedging instrument and the hedged item. The Group will apply the interpretation prospectively from 1 July, 2009. It is not expected to have a material impact on the Group’s financial statements.

(viii) AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement (effective 1 July, 2009)

AASB 2008-8 amends AASB 139 Financial Instruments: Recognition and Measurement and must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment makes two significant changes. It prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The Group will apply the amended standard from 1 July, 2009. It is not expected to have a material impact on the Group’s financial statements.

(ix) AASB Interpretation 17 Distribution of Non-cash Assets to Owners and AASB 2008-13 Amendments to Australian Accounting Standards arising from AASB Interpretation 17

AASB-I 17 applies to situations where an entity pays dividends by distributing non-cash assets to its shareholders. These distributions will need to be measured at fair value and the entity will need to recognise the difference between the fair value and the carrying amount of the distributed assets in the Income Statement on distribution. The interpretation further clarifies when a liability for the dividend must be recognised and that it is also measured at fair value. The Group will apply the interpretation prospectively from 1 July, 2009. It is not expected to have a material impact on the Group’s financial statements.

Note 2.                  (LOSS)/PROFIT BEFORE INCOME TAX

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Revenue and expenses from continuing operations

(a) Revenue
Sale of goods	8,333	9,400	-	-
	8,333	9,400	-	-

Bank interest	888	1,773	578	940
Royalties	1,923	1,749	-	-
Licence fees	-	224	-	-
Dividends	-	-	1,164	-
Management fees	-	-	347	323
Other	3	137	-	-
	2,814	3,883	2,089	1,263

Total revenue	11,147	13,283	2,089	1,263

(b) Other income

Net gains on disposal of property, plant and . equipment	-	1,623	-	-
	-	1,623	-	-

[
	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
(c) Other expenses
Loss on disposal of plant and equipment	29	-	-	-
Reassessment of expected grant income	-	915	-	-
Inventory impairment provision	1,087	(387)	-	-
Impairment loss - financial assets
Trade receivables	23	(29)	-	-
Other debtors	-	62	-	-
Related party receivables	-	-	7,327	1,185
Shares in controlled entities	-	-	603	1,459
	1,139	561	7,930	2,644

(d) Depreciation included in the income statement
Depreciation :
Included in cost of sales	-	2	-	-
Included in administrative expenses	282	351	-	-

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
(e) Lease payments and other expenses included in the income statement
Included in administrative expenses:
Minimum lease payments - operating leases	775	663	-	-
Net foreign exchange differences	(920)	937	(372)	554

(f) Employee benefit expense
Wages and salaries	6,884	7,248	164	141
Workers' compensation costs	51	61	-	-
Defined contribution plan expense	1,139	1,147	96	132
Share-based payments expense	1,065	576	-	-
	9,139	9,032	260	273

Note 3.                  INCOME TAX

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

A reconciliation between tax expense and the product of accounting (loss)/profit before income tax multiplied by the Group's applicable tax rate is as follows:

Accounting (loss)/profit before tax from operations	(23,786)	(24,773)	(7,200)	(3,634)

At the Group's statutory income tax rate of 30% (2008: 30%)	(7,136)	(7,432)	(2,160)	(1,090)

Foreign tax rate differentials	(727)	619	-	-
Non deductible expenses	310	307	103	-
Deductible balancing adjustments	-	3	-	-
Research and development allowance	(1,403)	(1,165)	-	-
Sub-total	(8,956)	(7,668)	(2,057)	(1,090)
Tax losses and timing differences not recognised	8,957	7,672	2,057	1,090
Previously unrecognised tax losses used to reduce tax expense	-	-	-	-

Tax expense	1	4	-	-

Components of income tax expense/(benefit)
Current tax	(8,956)	(7,668)	(2,057)	(1,090)
Deferred tax	8,957	7,672	2,057	1,090
Income tax expense	1	4	-	-

Deferred income tax	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Deferred income tax at 30 June relates to the following:
Deferred tax assets
Depreciation	340	761	-	-
Provisions and accruals	1,875	1,025	30,143	27,562
Exchange losses	121	78	-	601
Share based payments by USA subsidiaries	203	-	-	-
Other	60	6	3,003	2,643
Losses carried forward
- Australia	35,177	33,238	2,920	13,669
- US	16,990	11,876	-	-
- Other countries	2,368	3,653	-	-
Total deferred tax assets not recognised	57,134	50,637	36,066	44,475

Deferred tax liability
Exchange gains	-	-	(589)	-
Other	(76)	(117)	-	-

Total deferred tax liability not recognised	(76)	(117)	(589)	-

Net deferred tax asset not recognised	57,058	50,520	35,477	44,475

Tax consolidation

Novogen Limited and its 100% owned Australian subsidiaries elected to form a tax consolidation group for income tax purposes with effect from 1 July, 2003. The Australian Tax Office has been formally notified of this decision. Novogen Limited as the head entity discloses all of the deferred tax assets of the tax consolidated group in relation to tax losses carried forward (after elimination of inter-group transactions).

As the tax consolidation group continues to generate tax losses there has been no reason for the Company to enter a tax funding agreement with members of the tax consolidation group.

Note 4.                  EARNINGS PER SHARE

Basic earnings per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The notional issue of potential ordinary shares resulting from the exercise of options detailed in Note 14 does not result in diluted earnings per share therefore the information has not been disclosed.

Potential ordinary shares (non-dilutive) and not included in determining earnings per share: 4,213,416 options (refer Note 14).

There have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2009	2008
	$'000	$'000

Net loss attributable to ordinary equity holders of the parent	(18,928)	(20,264)

	2009 Thousands	2008 Thousands

Weighted average number of ordinary shares used in calculating basic and diluted earnings per share	101,741	97,594

Note 5.                  CASH AND CASH EQUIVALENTS

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Cash at bank and in hand	27,848	27,930	428	5,354
Short-term deposits	4,490	6,456	4,490	6,456
	32,338	34,386	4,918	11,810

Secured cash (Refer Note 16)	1,000	1,000	1,000	1,000
	33,338	35,386	5,918	12,810
Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits and secured cash are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Note 6.    TRADE AND OTHER RECEIVABLES

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Current

Trade receivables	1,531	2,042	-	-
Allowance for doubtful debts	(36)	(20)	-	-
	1,495	2,022	-	-

Deposits held	454	427	-	-
Term deposits with greater than three months to maturity	-	2,000	-	2,000
Deferred offering costs	-	114	-	-
Other debtors	303	468	7	70
Allowance for doubtful debts - other	-	(62)	-	-
	2,252	4,969	7	2,070

Non-current

Related party receivables
Wholly-owned group - intercompany balances (Note 18(a))	-	-	100,335	91,734
Provision for non-recovery	-	-	(100,335)	(91,734)
	-	-	-	-

Provision for doubtful debts

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts.

At 30 June, 2009 trade receivables of $36,000 (2008: $20,000) were considered doubtful. These amounts have been included in selling and promotional expenses.

Parent entity receivables provision represent the non recovery of outstanding intercompany balances between Novogen Limited and its wholly owned controlled entities with no fixed term for repayment.

Movements in the allowance for doubtful debts were as follows:

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Balance at 1 July	(20)	(46)	(91,734)	(92,000)

Change in allowance for the year	(23)	29	(8,942)	266
Amounts (recovered)/written off during the year	7	(3)	341	-

Balance at 30 June	(36)	(20)	(100,335)	(91,734)

Past due but not considered doubtful

At 30 June, 2009 trade receivables of $280,000 (2008: $645,000) were past due but were not considered to be doubtful. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

1 - 30 days overdue	250	447	-	-
31 - 60 days overdue	15	196	-	-
61 - 90 days overdue	3	2	-	-
91 + days overdue	12	-	-	-

	280	645	-	-

Receivable balances which are neither overdue nor impaired are expected to be received when due.

Other receivables

Other debtors, generally arising from transactions outside usual operating activities of the Group, are non-interest bearing and have repayment terms between 7 and 30 days.

At 30 June, 2009 no other receivables (2008: $86,000) were past due but were not considered to be doubtful.

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

1 - 30 days overdue	-	9	-	-
31 - 60 days overdue	-	28	-	-
61 - 90 days overdue	-	-	-	-
91 + days overdue	-	49	-	-

	-	86	-	-

Other receivable balances which are neither overdue nor impaired are expected to be received when due.

Related party receivables

Related party receivables – see Note 18(a) for terms and conditions.

Fair value and credit risk
Due to the short term nature of these receivables, their carrying value is assumed to approximate their fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held against these receivables.

Foreign exchange and interest rate risk

Details regarding foreign exchange and interest rate risk exposure is disclosed in Note 16.

Note 7.                  INVENTORIES

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Current

Work in progress (at cost)	573	536	-	-
Finished goods (at cost)	761	1,393	-	-
	1,334	1,929	-	-

Note 8.                  OTHER CURRENT ASSETS

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Prepayments	565	542	432	401

Note 9.                  PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Plant and equipment - at cost	2,697	2,753	-	-
Accumulated depreciation	(2,395)	(2,236)	-	-
	302	517	-	-

Leasehold improvements - at cost	107	112	-	-
Accumulated depreciation	(56)	(54)	-	-
	51	58	-	-

Total property, plant and equipment - at cost	2,804	2,865	-	-
Accumulated amortisation and depreciation	(2,451)	(2,290)	-	-

Total property, plant and equipment	353	575	-	-

Reconciliations
Reconciliations of the carrying amount of property, plant and equipment at the beginning and at the end of the current financial year.

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Plant and equipment
Carrying amount at beginning of financial year	517	758	-	-
Additions	63	95	-	-
Disposals	(21)	(5)	-	-
Depreciation expense	(257)	(331)	-	-
Carrying amount at end of financial year	302	517	-	-

Leasehold improvements
Carrying amount at beginning of financial year	58	80	-	-
Additions	32	-	-	-
Disposals	(14)	-	-	-
Depreciation expense	(25)	(22)	-	-
Carrying amount at end of financial year	51	58	-	-

Note 10.                  OTHER FINANCIAL ASSETS

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Shares in controlled entities - at cost (Note 18(b))	-	-	16,723	9,428
Allowance for write down to recoverable amount	-	-	(10,011)	(9,428)
	-	-	6,712	-

An allowance for write down to recoverable amount of the parent entity's investment in controlled entities has been recorded by the parent entity, where the Directors believe that the value of future cash flows will not support the current carrying value.

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Current

Trade payables	2,837	3,427	-	-
Accrued trade payables	1,261	1,239	157	136
Accrued clinical trial payments	3,961	2,005	-	-
Intercompany payable	-	-	-	1,164
	8,059	6,671	157	1,300

Terms and conditions relating to the above payables:

• trade payables are non-interest bearing and normally settled on 30 day terms; and
• clinical trial payables are non-interest bearing and normally settled on 30 day terms.

Risk exposure
Information about the Group’s and the parent entity’s exposure to foreign exchange risk and liquidity risk is provided in Note 16.

Fair value
Due to the short term nature of these payables, their carrying value is assumed to approximate their fair value.

Note 12.                  PROVISIONS

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Employee benefit provision
Current	774	708	-	-
Non-current	190	339	-	-
	964	1,047	-	-

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Make good provision
Opening balance at beginning of the year	46	46	-	-
Additional provision made in the period	-	-	-	-
Closing balance at the end of the year	46	46	-	-

Current	-	-	-	-
Non-current	46	46	-	-
	46	46	-	-

In accordance with its Sydney premises lease, the Group must restore the leased premises to agreed condition at the end of the lease term. A provision of $46,000 was made in respect of the Group’s expected obligation.

Note 13.                  CONTRIBUTED EQUITY AND RESERVES

(a) Issued and paid up capital

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Fully Paid Ordinary Shares
Novogen Limited
102,125,894 (2008: 97,594,261) ordinary shares	133,100	127,573	133,100	127,573
	133,100	127,573	133,100	127,573

Other
Gain arising on issue of shares by subsidiaries to outside shareholders:
Marshall Edwards, Inc.	65,855	65,654	-	-
Glycotex, Inc.	7,464	7,205	-	-
	73,319	72,859	-	-

Contributed Equity	206,419	200,432	133,100	127,573

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Movements in issued and paid up ordinary share capital of Novogen Limited are as follows:

	Number of shares	Issue price	$'000
		$
On issue 1 July, 2007	97,594,261		127,573

On issue 30 June, 2008	97,594,261		127,573

On issue 1 July, 2008	97,594,261		127,573

New Share Issue	4,531,633	1.22	5,527
Total shares issued during the period	4,531,633		5,527

On issue 30 June, 2009	102,125,894		133,100

Share options
The Company has an employee share option plan under which options to subscribe for the Company’s shares have been granted to certain executive and other employees (refer Note 14).

(b) Reserves

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Movements in the currency translation reserve were as follows:

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Balance at the beginning of the year	(7,491)	(5,155)	-	-
Share of opening reserve transferred to minority interest due to issuance of shares by subsidiary	56	393	-	-
Exchange differences on translation of foreign operations	4,425	(2,729)	-	-
Balance at the end of the year	(3,010)	(7,491)	-	-

(c) Accumulated losses
Movements in accumulated losses were as follows:

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Balance at the beginning of the year	(162,251)	(146,147)	(113,592)	(110,560)

Adjustment to opening retained earnings attributed to minority interest holders	389	3,310	-	-
Equity attributable to share based payments	1,060	850	604	602
Current year (loss)/profit	(18,928)	(20,264)	(7,200)	(3,634)

Balance at the end of the year	(179,730)	(162,251)	(120,188)	(113,592)

(d) Minority interests
The minority interests are detailed as follows:

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Ordinary shares	31,141	27,567	-	-
Foreign currency translation reserve	(1,193)	(2,875)	-	-
Accumulated losses	(24,854)	(19,745)	-	-
	5,094	4,947	-	-

Note 14.                  SHARE BASED PAYMENT PLANS

Employee Share Option Plan
The Employee Share Option Plan provides for the issue of options to eligible employees being an employee or Director of the Company or related company. Each option entitles its holder to acquire one fully paid ordinary share and is exercisable at a price equal to the weighted average price of such shares at the close of trading on the Australian Stock Exchange Limited for the five days prior to the date of issue. Options issued under the Employee Share Option Plan vest in four equal annual instalments over the vesting period. Options are not transferable and cannot be settled by the Company in cash. The option lapses if the employee ceases to be an employee during the vesting period. There are currently 38 employees eligible for this scheme. (2008: 45)

The expense recognised in the Income Statement in relation to employee share-based payments is disclosed in Note 2(f).

Consultant options
The Company has also granted options by way of compensation to consultants who perform services for Novogen and its controlled entities. Options issued to consultants generally vest in four equal annual instalments over the vesting period. The expense recognised in the Income Statement relation to consultant options is $134,901 (2008:$26,216).

The contractual life of all options granted is five years. There are no cash settlement alternatives.

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to employees during the year;

	2009		2008
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	2,327,976	$2.28	1,446,054	$3.37
Granted	2,441,712	$0.60	1,326,552	$1.20
Forfeited	(586,996)	$1.53	(184,114)	$3.27
Exercised (i)	-	N/A	-	N/A
Expired	(111,280)	$6.76	(260,516)	$2.10
Outstanding at the end of the year	4,071,412	$1.26	2,327,976	$2.28
Exercisable at the end of the year	886,110	$2.63	534,192	$4.33

(i) There were no options exercised during the year’s ended 30 June, 2009 and 30 June 2008.

The following table details the exercise price, expiry date and number of options issued to employees that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2009	No. outstanding 30 June, 2008
$6.76	27/02/09	-	118,468
$4.90	16/03/10	160,340	182,868
$3.64	16/04/11	228,964	272,536
$2.41	30/03/12	346,172	427,552
$2.41	30/03/12	141,668	141,668
$1.06	1/03/13	894,916	1,184,884
$1.06	1/03/13	345,592	-
$0.53	6/03/14	1,953,760	-

		4,071,412	2,327,976

The following table illustrates the number (No.) and weighted average exercise price (WAEP) of, and movements in, share options issued to consultants during the year;

	2009		2008
	No.	WAEP	No.	WAEP
Outstanding at the beginning of the year	103,020	$2.69	130,012	$3.08
Granted	45,644	$0.53	35,460	$1.06
Forfeited	-	N/A	(25,252)	$3.24
Expired	(6,660)	$6.76	(37,200)	$2.10
Outstanding at the end of the year	142,004	$1.81	103,020	$2.69
Exercisable at the end of the year	49,063	$3.02	31,633	$4.27

The following table details the exercise price, expiry date and number of options issued to consultants that were outstanding as at the end of the year:

Exercise Price	Expiry Date	No. outstanding 30 June, 2009	No. outstanding 30 June, 2008
$6.76	27/02/09	-	6,660
$4.90	16/03/10	9,184	9,184
$3.64	16/04/11	20,624	20,624
$2.41	30/03/12	31,092	31,092
$1.06	1/03/13	35,460	35,460
$0.53	6/03/14	45,644	-

		142,004	103,020

The weighted average remaining contractual life for the share options outstanding as at 30 June, 2009 is between 1 and 5 years. (2008: 1 and 5 years)

The weighted average fair value of options granted during the year was $0.34. (2008: $0.61)

The fair value of the equity-settled share options granted to both employees and consultants is estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used to calculate the fair value of the options.

	6 March,	31 October,	1 March,	26 October,
	2009	2008	2008	2007
Exercise price	0.5256	1.06	1.06	2.41
Share price at grant date	0.51	0.95	1.07	1.62
Dividend yield	0%	0%	0%	0%
Expected volatility	73%	66%	57%	55%
Historical volatility	73%	66%	57%	55%
Risk-free interest rate	3.61%	4.76%	6.35%	6.41%
Expected life of option	5 years	4.3 years	5 years	4.4 years
Option fair value	0.31	0.51	0.60	0.66

The dividend yield reflects the assumption that the current dividend payout, which is zero, will continue with no anticipated increases. The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.

Marshall Edwards, Inc.

Share based payment plans

On December 9, 2008, MEI adopted the Marshall Edwards, Inc. 2008 Stock Omnibus Equity Compensation Plan (the “Equity Compensation Plan”) and cancelled the Marshall Edwards, Inc. Share Option Plan (the “Share Option Plan”).  No options were issued under the Share Option Plan. The Equity Compensation Plan provides for the issuance of a maximum of 7,000,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. On 28 January, 2009, options exercisable for 50,000 shares of common stock were granted to a consultant for services to the company under the Equity Compensation Plan.

The options have an exercise price of US$0.63 and are fully exercisable at date of grant. The options have a term of 5 years and expire on 28 January, 2014. At 30 June, 2009 no options had expired, been forfeited or exercised and all 50,000 were outstanding at that date.

Other share based payments.

On 30 July, 2008 MEI granted a warrant to a consultant, to purchase up to 46,083 shares of common stock at an exercise price of US$2.17 per share for services provided to the company. The shares are fully vested from grant date and expire five years from grant date on 30 July, 2013. At 30 June, 2009 no shares had been issued as a result of exercise of the warrant.

The fair value of the equity settled transactions with consultants are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

	28 January, 2009	30 July, 2008
Exercise price	0.63	2.17
Share price at grant date	0.63	2.13
Dividend yield	0%	0%
Expected volatility	111%	81%
Historical volatility	111%	81%
Risk-free interest rate	1.70%	3.36%
Expected life of warrant	5 years	5 years
Warrant fair value	US$0.50	US$1.41

Glycotex, Inc. Share based payment plans

The Glycotex, Inc, 2007 stock option plan provides for the issuance of a maximum of 357,000 shares of common stock in connection with the grant of options and/or other stock-based or stock-denominated awards to non-employee directors, officers, employees and advisors. On 29 May, 2009, options exercisable for 125,573 shares of common stock were granted under the Stock Option Plan.

A total of 50,229 options vest and become exercisable on the grant date, 37,672 options vest on 29 May, 2010 and 37,672 options vest on 29 May, 2011. The options have an exercise price of US$15.13. The options have a term of 5 years and expire on 29 May, 2014. At 30 June, 2009, 50,229 options were exercisable, no options had expired, been forfeited or exercised and all 125,573 were outstanding at that date.

The fair value of the equity settled transactions with consultants are estimated as at the date of grant using a binomial model taking into account the terms and conditions upon which the options and warrant were granted.

The following table lists the inputs to the model used to calculate fair value:

29 May, 2009
Exercise price	15.13
Share price at grant date	15.13
Dividend yield	0%
Expected volatility	52%
Historical volatility	52%
Risk-free interest rate	2.34%
Expected life of warrant	5 years
Warrant fair value	US$7.13

Note 15.                      SEGMENT INFORMATION

The Group generally accounts for intercompany sales and transfers as if the sales or transfers were to third parties. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

The Novogen Group operates subsidiary companies in 3 major geographical areas being Australia, North America, and Europe. The subsidiaries are involved in the selling and marketing of Novogen's consumer healthcare products.

Segment accounting policies are the same as the Group’s policies described in Note 1. During the financial year there were no changes in the segment accounting policies that had a material effect on the segment information.

Geographic segments

The following table presents revenue and profit information and certain asset and liability information regarding geographic segments for the years ended 30 June, 2009 and 30 June, 2008.

	Australia		North America		Europe		Elimination		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales to external customers	4,902	4,755	2,068	2,428	1,363	2,217	-	-	8,333	9,400
Other revenues from external . customers	2,059	2,171	-	5	-	13	(133)	(79)	1,926	2,110
Inter-segment revenues	1,077	1,206	-	-	4,050	-	(5,127)	(1,206)	-	-
Total segment revenue	8,038	8,132	2,068	2,433	5,413	2,230	(5,260)	(1,285)	10,259	11,510
Unallocated revenue									888	1,773
Total consolidated revenue									11,147	13,283

Result (from continuing operations)
Segment result (loss)/profit	(25,340)	(27,435)	(10,055)	997	3,786	139	7,834	1,550	(23,775)	(24,749)
Unallocated expenses									(11)	(24)
Consolidated entity (loss) before income tax									(23,786)	(24,773)
Income tax expense									(1)	(4)
Net (loss) from continuing operations									(23,787)	(24,777)

Assets and liabilities
Segment assets	62,344	61,667	98,248	82,874	811	1,026	(123,561)	(102,166)	37,842	43,401
Segment liabilities	8,609	7,272	47,105	39,572	6,495	10,495	(53,140)	(49,575)	9,069	7,764

Other segment information
Capital expenditure	81	88	13	4	-	3	-	-	94	95
Depreciation	270	341	11	7	1	5	-	-	282	353
Other non-cash expenses	5,409	514	799	31	66	(18)	(4,029)	-	2,245	527
Segment net gain/(loss) on foreign currency	6,990	(6,466)	(5,782)	4,767	(289)	764	1	(2)	920	(937)
Inventory impairment provision	894	-	123	-	70	-	-	-	1,087	-

Business segments

The following table presents revenue, expenditure and certain asset information regarding business segments for the years ended 30 June, 2009 and 30 June, 2008.

	Consumer healthcare		Pharmaceutical research and development		Elimination		Consolidated
	2009	2008	2009	2008	2009	2008	2009	2008
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

Segment revenue	8,907	10,507	2,240	2,776	-	-	11,147	13,283
Segment assets	20,707	21,469	24,787	22,717	(7,652)	(785)	37,842	43,401

Note 16.                 FINANCIAL INSTRUMENTS

Capital risk management

The Group manages its capital to ensure that the entities in the Group will be able to continue as a going concern while maximising shareholder value.

The capital structure of the Group consists of cash and cash equivalents and equity attributable to equity holders. The Group operates globally, primarily through subsidiary companies established in the markets in which the Group trades, or through subsidiary companies established to facilitate the development of specialty pharmaceutical products including oncology drug development through Marshall Edwards, Inc. and wound healing through Glycotex, Inc.

The Group’s overall strategy remains unchanged from 2008, whereby future operating cash flows generated by a profitable Consumer Health business will supplement the funds raised in equity markets by the Group’s listed subsidiary companies. Also the Group intends to fund its operations through licence opportunities for our pharmaceutical product candidates.

Financial risk management

The Group’s principal financial instruments comprise cash and short term deposits, receivables and payables. The Group is not exposed to significant debt or borrowings.

The Group’s activities expose it to a variety of financial risks. The main risks arising from the Group’s financial instruments are market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses different methods to measure and manage the different types of risks to which it is exposed. These methods include monitoring the levels of exposure to interest rates and foreign exchange, ageing analysis and monitoring of specific credit allowances to manage credit risk, and, rolling cash flow forecasts to manage liquidity risk.

Market risk

Interest rate risk

The Group’s exposure to market interest rates relate primarily to the investments of cash balances.

The Group has cash reserves held primarily in US$ and A$ and places funds on deposit with financial institutions for periods generally not exceeding three months.

At balance date the Group had the following exposure to variable interest rate risk:

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
Financial assets

Cash at bank and in hand	27,848	27,930	428	5,354
Short term deposits	4,490	6,456	4,490	6,456
	32,338	34,386	4,918	11,810

Secured cash	1,000	1,000	1,000	1,000

Net exposure	33,338	35,386	5,918	12,810

At 30 June, 2009, if interest rates had moved as illustrated in the table below, with all other variables held constant, post tax profit would have been affected as follows:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2009	2008
	$'000	$'000
Consolidated
+1% (100 basis points)	333	354
-1% (100 basis points)	(333)	(354)

Novogen Limited
+1% (100 basis points)	59	128
-1% (100 basis points)	(59)	(128)

The Group's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and liabilities is set out below.
Consolidated
		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets
Cash	5	18,835	25,049	-	-	-	-	9,013	2,881	27,848	27,930	0.58%	2.02%
Deposits	5	-	-	5,490	7,456	-	-	-	-	5,490	7,456	3.62%	7.75%
Trade and other receivables	6	-	-	-	2,000	-	-	2,252	2,969	2,252	4,969	N/A	8.50%
Loans and receivables		-	-	5,490	9,456	-	-	2,252	2,969	7,742	12,425

		18,835	25,049	5,490	9,456	-	-	11,265	5,850	35,590	40,355

Financial liabilities
Trade and other payables	11	-	-	-	-	-	-	8,059	6,671	8,059	6,671	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	8,059	6,671	8,059	6,671

Net financial assets/(liabilities)		18,835	25,049	5,490	9,456	-	-	3,206	(821)	27,531	33,684
Novogen Limited
		Floating Interest Rate		Fixed 1 year or less		Fixed Over 1 to 5 years		Non-interest bearing		Total		Weighted average rate of interest
	Note	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
		$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Financial assets
Cash	5	9	5,354	-	-	-	-	419	-	428	5,354	0.01%	2.87%
Deposits	5	-	-	5,490	7,456	-	-	-	-	5,490	7,456	3.62%	7.75%
Trade and other receivables	6	-	-	-	2,000	-	-	7	70	7	2,070	N/A	8.50%
Loans and receivables		-	-	5,490	9,456	-	-	7	70	5,497	9,526

Other Financial Assets		-	-	-	-	-	-	6,712	-	6,712	-
		9	5,354	5,490	9,456	-	-	7,138	70	12,637	14,880

Financial liabilities
Trade and other payables	11	-	-	-	-	-	-	157	1,300	157	1,300	N/A	N/A
Financial liabilities at amortised cost		-	-	-	-	-	-	157	1,300	157	1,300

Net financial assets/(liabilities)		9	5,354	5,490	9,456	-	-	6,981	(1,230)	12,480	13,580
Foreign currency risk
The Group and the parent entity operate internationally and are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar (USD), the British pound (GBP), the Euro, the Swiss Franc (CHF) and the Canadian dollar (CAD). Foreign exchange risk arises from future transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency and net investments in foreign operations.

As of 30 June, 2009, the Group did not hold derivative financial instruments in managing its foreign currency, however, the Company may from time to time enter into hedging arrangements where circumstances are deemed appropriate. Foreign subsidiaries with a functional currency of AUD have exposure to the local currency of these subsidiaries and any other currency these subsidiaries trade in. The functional currency of Marshall Edwards, Inc. and Glycotex, Inc. is USD and these subsidiaries have exposure to AUD and any other currency these subsidiaries trade in.

The Group’s exposure to foreign currency risk at 30 June, 2009 was as follows:

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000
USD denominated
Financial assets
Cash and cash equivalents	467	3,524	419	3,434
Trade and other receivables	243	268	-	-
Intercompany receivables	-	-	12,714	9,917
	710	3,792	13,133	13,351
Financial liablities
Trade and other payables	155	110	1	7
Net exposure	555	3,682	13,132	13,344

GBP denominated
Financial assets
Cash and cash equivalents	126	18	-	-
Trade and other receivables	340	474	-	-
Intercompany receivables	-	-	829	837
	466	492	829	837
Financial liablities
Trade and other payables	337	319	-	-
Net exposure	129	173	829	837

CAD denominated
Financial assets
Cash and cash equivalents	150	138	-	-
Trade and other receivables	121	200	-	-
Intercompany receivables	-	-	82	79
	271	338	82	79
Financial liablities
Trade and other payables	145	79	-	-
Net exposure	126	259	82	79

EURO denominated
Financial assets
Cash and cash equivalents	12	49	-	-
Trade and other receivables	491	660	-	-
Intercompany receivables	-	-	-	231
	503	709	-	231
Financial liablities
Trade and other payables	339	779	-	-
Net exposure	164	(70)	-	231

CHF denominated
Financial assets
Cash and cash equivalents	-	-	-	-
Trade and other receivables	-	-	-	-
Intercompany receivables	-	-	-	-
	-	-	-	-
Financial liablities
Trade and other payables	218	-	-	-
Net exposure	(218)	-	-	-

AUD denominated
Financial assets
Cash and cash equivalents	738	441	-	-
Trade and other receivables	293	-	-	-
Intercompany receivables	-	-	-	-
	1,031	441	-	-
Financial liablities
Trade and other payables	4,085	1,695	-	-
Net exposure	(3,054)	(1,254)	-	-

The following sensitivity is based on the foreign currency risk exposures in existence at the balance sheet date:

Judgements of reasonably possible movements:	Post tax profit
	Higher/(Lower)
	2009	2008
	$'000	$'000
USD denominated

Consolidated
AUD/USD +10%	(50)	(335)
AUD/USD -10%	62	409

Novogen Limited
AUD/USD +10%	(1,194)	(1,213)
AUD/USD -10%	1,459	1,483

GBP denominated

Consolidated
AUD/GBP +10%	(12)	(16)
AUD/GBP -10%	14	9

Novogen Limited
AUD/GBP +10%	(75)	(76)
AUD/GBP -10%	92	93

CAD denominated

Consolidated
AUD/CAD +10%	(11)	(24)
AUD/CAD -10%	14	29

Novogen Limited
AUD/CAD +10%	(7)	(7)
AUD/CAD -10%	9	9

EURO denominated

Consolidated
AUD/EURO +10%	(15)	6
AUD/EURO -10%	18	(8)

Novogen Limited
AUD/EURO +10%	-	(21)
AUD/EURO -10%	-	26

CHF denominated

Consolidated
AUD/EURO +10%	20	-
AUD/EURO -10%	(24)	-

Novogen Limited
AUD/EURO +10%	-	-
AUD/EURO -10%	-	-

AUD denominated

Consolidated
AUD/USD +10%	278	114
AUD/USD -10%	(339)	(139)

Novogen Limited
AUD/USD +10%	-	-
AUD/USD -10%	-	-

Credit risk

The Group trades only with recognised, creditworthy third parties.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit application procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

As of 30 June, 2009, the Group did not hold derivative financial instruments. The Group places its cash deposits with high credit quality financial institutions and by policy, limits the amount of credit exposure to any single counter-party. The Group is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment risk.

The Group mitigates default risk by depositing funds with high credit quality financial institutions and by constantly positioning its portfolio to respond appropriately to a significant reduction in a credit rating of any financial institution.

The Group’s maximum exposures to credit risk at balance date in relation to each class of recognised financial assets is the carrying amount of those assets as indicated in the Balance Sheet. Trade and other receivables by geographical segment are as follows:

	Consolidated
	2009	2008
	$'000	$'000
Australia	1,724	4,089
North America	182	338
Europe	346	542
	2,252	4,969

Concentration of credit risk
There are no significant concentrations of credit risk within the Group. The Group minimises concentration of credit risk in relation to trade receivables by undertaking transactions with a large number of customers. The credit risk on liquid funds is limited as the counterparties are banks with high credit ratings.

Credit risk is managed in the following way:
(i) customer payment terms are 30 days except for some customers who have 60 day terms;
(ii) credit limits are applied to customers to limit the credit risk exposure; and
(iii) by limiting the amount of credit exposure to any single counter-party for cash deposits.

Liquidity risk

The Group manages liquidity risks by maintaining adequate cash reserves and by continuously monitoring cash forecasts and actual cash flows.

Maturity analysis of financial liabilities based on management’s expectation
Trade payables and other financial liabilities mainly arise from the financing of assets used in our ongoing operations such as plant and equipment and investments in working capital. These assets are considered in the Group’s overall liquidity risk.

Consolidated
Year ended 30 June, 2009	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	8,059	-	-	-	8,059

Total	8,059	-	-	-	8,059

Novogen Limited
Year ended 30 June, 2009	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	157	-	-	-	157

Total	157	-	-	-	157

Consolidated
Year ended 30 June, 2008	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	6,671	-	-	-	6,671

Total	6,671	-	-	-	6,671

Novogen Limited
Year ended 30 June, 2008	< 6 months	6-12 months	1-5 Years	> 5 years	Total
	$'000	$'000	$'000	$'000	$'000

Financial Liabilities
Trade and other payables	1,300	-	-	-	1,300

Total	1,300	-	-	-	1,300

Financing facilities available
At reporting date, the following financing facilities had been negotiated and were available:

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Multi option facility	1,000	1,000	-	-
	1,000	1,000	-	-

Used at balance date	526	526	-	-
Unused at balance date	474	474	-	-
	1,000	1,000	-	-

Novogen Limited has entered into a Deed of Set-off where it has agreed to hold a deposited sum with the bank of at least $1 million at all times as additional security for the multi-option facility.

Note 17.                 COMMITMENTS

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

(a) Lease commitments *

Commitments in relation to operating leases
contracted for at the reporting date but not
recognised as liabilities payable:
Not later than 1 year	490	466	-	-
Later than 1 year but not later than 2 years	84	431	-	-
Later than 2 years but not later than 3 years	-	58	-	-
	574	955	-	-

(b) Other expenditure commitments

Research and development contracts for
service to be rendered:
Not later than 1 year	1,797	10,493	-	-
Later than 1 year but not later than 2 years	518	6,328	-	-
Later than 2 years but not later than 3 years	324	2,225	-	-
	2,639	19,046	-	-

* Operating leases represent payments for property and equipment rental. Leases for property include an annual review for CPI increases.

There are no commitments for capital expenditure outstanding at the end of the financial year.

Note 18.                 RELATED PARTY DISCLOSURES

(a) Ultimate parent
Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

Transaction with related parties in the group:

	Novogen Limited
	2009	2008
	$	$

Costs recharged by Novogen Limited to subsidiary companies during the year:
Marshall Edwards Pty Limited	225,895	224,856
Novogen Laboratories Pty Ltd	63,234	98,496
Glycotex, Inc.	59,027	-
	348,156	323,352

Outstanding balances with related parties in the group:

	Novogen Limited
	2009	2008
	$	$

Intercompany balances owed to Novogen Limited by its wholly owned controlled entities with no fixed term for repayment (Note 6)	99,386,340	91,733,784
Intercompany balances owed to Novogen Limited by Glycotex (Note 6)	948,921	-

Provision for non-recovery	(100,335,261)	(91,733,784)

	-	-

Intercompany balances owed by Novogen Limited to wholly owned controlled entities with no fixed term for repayment (Note 11)	-	1,163,613

	-	1,163,613

No interest is charged on the intercompany balances between wholly owned controlled entities.

(b) Interests in controlled entities
The consolidated financial statements include the financial statements of Novogen Limited and the subsidiaries listed in the following table.

Name of Entity	Country of Incorporation	% Equity interest *		Investment ($'000)
		2009	2008	2009	2008
Novogen Laboratories Pty Ltd ^	Australia	100	100	2,154	1,551
Novogen Research Pty Ltd ^	Australia	100	100	7,000	7,000
Phytosearch Pty Ltd #	Australia	-	100	-	-
Phytogen Pty Ltd #	Australia	-	100	-	20
Glycotex Pty Ltd #	Australia	-	100	-	-
Norvogen Pty Ltd #	Australia	-	100	-	-
Central Coast Properties Pty Ltd #	Australia	-	100	-	-
Novogen Inc	US	100	100	-	-
Glycotex, Inc.	US	80.7	81.0	857	857
Novogen Limited (UK)	UK	100	100	-	-
Promensil Limited	UK	100	100	-	-
Novogen BV	Netherlands	100	100	-	-
Novogen Canada Limited	Canada	100	100	-	-
Marshall Edwards, Inc.	US	71.3	71.9	6,712	-
Marshall Edwards Pty Limited #	Australia	71.3	71.9	-	-
			(Note 10)	16,723	9,428

Novogen Limited, a company incorporated in Australia, is the ultimate parent entity.

^ Entities subject to class order relief
Pursuant to Class Order 98/1418 (as amended) issued by the Australian Securities and Investment Commission, relief has been granted to these companies from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order (the “Closed Group”), entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

# Entities that meet the requirements of small proprietary limited corporations.

* The proportion of ownership interest is equal to the proportion of voting power held.

The consolidated Income Statement and Balance Sheet of the entities that are members of the “Closed Group” are as follows:

Consolidated Income Statement	CLOSED GROUP
	2009	2008
	$'000	$'000

Loss from continuing operations before income tax	(6,395)	(8,143)
Income tax expense	-	-
Loss after tax from continuing operations	(6,395)	(8,143)
Accumulated losses at the beginning of the period	(111,224)	(103,683)
Net income recognised directly in equity	604	602
Accumulated losses at the end of the financial year	(117,015)	(111,224)

Consolidated Balance Sheet	CLOSED GROUP
	2009	2008
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	9,164	13,718
Trade and other receivables	2,161	4,506
Inventories	827	1,162
Other current assets	489	433
Total current assets	12,641	19,819

NON-CURRENT ASSETS
Property, plant and equipment	329	549
Other financial assets	6,712	-
Total non-current assets	7,041	549

TOTAL ASSETS	19,682	20,368

CURRENT LIABILITIES
Trade and other payables	2,653	2,958
Provisions	708	676
Total current liabilities	3,361	3,634

NON-CURRENT LIABILITIES
Provisions	236	385
Total non-current liabilities	236	385

TOTAL LIABILITIES	3,597	4,019

NET ASSETS	16,085	16,349

EQUITY
Contributed equity	133,100	127,573
Accumulated losses	(117,015)	(111,224)
TOTAL EQUITY	16,085	16,349

Note 19.                  REMUNERATION OF AUDITORS

	Consolidated				Novogen Limited
	2009		2008		2009		2008
	$		$		$		$

Amounts received or due and receivable by BDO for:
(a) an audit or review of the financial report of the entity and any other entity in the consolidated group;		328,726		333,718		217,306		198,537
(b) other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services		50,650		26,109		45,400		20,000
- MEI S3/S8 audit and review services		3,381		25,726		-		-
- Review of government grants		-		2,980		-		-
- Other		6,240		8,007		6,120		2,190
		388,997		396,540		268,826		220,727

Amounts received or due and receivable by other entities in the BDO network for other services in relation to the entity and any other entity in the consolidated entity.
- Tax compliance services		4,359		-		-		-
- Administrative matters		30,456		-		-		-
		34,816		-		-		-

Amounts received or due and receivable by non BDO audit firms for:
- an audit or review of the financial report of the entity and any other entity in the consolidated group, for local statutory purposes		22,229		21,600		-		-
- other non-audit services - local statutory auditors		46,705		33,662		-		-
		68,934		55,262		-		-

		492,746		451,802		268,826		220,727

Note 20.                 DIRECTOR AND KEY MANAGEMENT PERSONNEL

a) Compensation of key management personnel

	Consolidated		Novogen Limited
	2009	2008	2009	2008
	$'000	$'000	$'000	$'000

Short term employee benefits	2,705,031	2,686,531	163,997	141,107
Post employment benefits	532,290	570,947	96,018	132,393
Long term employee benefits	(52,228)	103,008	-	-
Share-based payment	347,921	290,682	-	-
Total Compensation	3,533,014	3,651,168	260,015	273,500

Further information regarding key management personnel and their compensation can be found in the Audited Remuneration Report contained in the Directors’ Report commencing on page 17.

b) Option holding of key management personnel
	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2008				30 June, 2009	30 June, 2009	30 June, 2009
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
C Naughton	91,196	218,664	-	-	309,860	100,264	209,596
AJ Husband	118,392	126,928	-	(14,892)	230,428	102,387	128,041

Executives
DR Seaton	243,884	212,108	-	(14,892)	441,100	102,028	339,072
WJ Lancaster (US)	107,736	109,400	-	(7,848)	209,288	44,859	164,429
BM Palmer	132,868	114,160	-	(8,244)	238,784	55,715	183,069
CD Kearney	136,360	117,004	-	(8,192)	245,172	57,176	187,996
RL Erratt	127,176	106,880	-	(8,156)	225,900	53,813	172,087

Total	957,612	1,005,144	-	(62,224)	1,900,532	516,242	1,384,290

	Balance at beginning of period	Granted as remuneration	Options exercised	Net change other	Balance at end of period	Vested and exercisable	Not exercisable
	1 July, 2007				30 June, 2008	30 June, 2008	30 June, 2008
	Number	Number	Number	Number	Number	Number	Number
Executive Directors
C Naughton	-	91,196	-	-	91,196	-	91,196
AJ Husband	106,176	50,472	-	(38,256)	118,392	59,672	58,720

Executives
DR Seaton	156,860	125,492	-	(38,468)	243,884	59,672	184,212
WJ Lancaster (US)	60,090	53,020	-	(5,374)	107,736	27,735	80,001
BM Palmer	89,112	67,864	-	(24,108)	132,868	32,803	100,065
CD Kearney	90,612	69,560	-	(23,812)	136,360	33,326	103,034
RL Erratt	87,864	63,836	-	(24,524)	127,176	32,214	94,962

Total	590,714	521,440	-	(154,542)	957,612	245,422	712,190

c) Shareholdings of key management personnel and their related parties

	Balance 1 July, 2008	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2009
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	73,594	-	-	-	73,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	3,000	-	-	8,883	11,883
PJ Nestel AO	32,000	-	-	-	32,000
WD Rueckert *	-	-	-	5,000	5,000
PB Simpson	5,500	-	-	-	5,500

Executives
DR Seaton	37,378	-	-	-	37,378
BM Palmer	205,636	-	-	-	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	231,368	-	-	40,000	271,368

Total	1,333,757	-	-	53,883	1,387,640

* Shares held as sponsored ADR’s.
	Balance 1 July, 2007	Granted as remuneration	On exercise of options	Net change other	Balance 30 June, 2008
	Number Ord	Number Ord	Number Ord	Number Ord	Number Ord
Executive Directors
PA Johnston	58,594	-	-	15,000	73,594
C Naughton	633,511	-	-	-	633,511
AJ Husband	102,920	-	-	-	102,920
GM Leppinus	3,000	-	-	-	3,000
PJ Nestel AO	32,000	-	-	-	32,000
PB Simpson	500	-	-	5,000	5,500

Executives
DR Seaton	37,378	-	-	-	37,378
BM Palmer	134,023	-	-	71,613	205,636
CD Kearney	8,850	-	-	-	8,850
RL Erratt	232,368	-	-	(1,000)	231,368

Total	1,243,144	-	-	90,613	1,333,757

All equity transactions with Executive Directors and executives, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the entity would have adopted if dealing at arm’s length.

Note 21.                  CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Parent entity guarantees

(a)	The parent company has unconditionally guaranteed financial support for Novogen Limited (UK) should it be unable to meet its financial obligations.

(b)
The parent company has guaranteed in a deed dated 16 May, 2002 the performance of the Novogen subsidiaries arising in connection with the License Agreement and the Manufacturing and Supply Agreement with Marshall Edwards Pty Limited.

(c)
As a condition of the Class Order, Novogen Limited and the controlled entities subject to the Class Order, entered into a Deed of Cross Guarantee on 28 May, 1999. The effect of the deed is that Novogen Limited has guaranteed to pay any deficiency in the event of winding up of the controlled entities. The controlled entities have also given a similar guarantee in the event that Novogen Limited is wound up.

(d)
The Company is continuing to prosecute its IP rights and in June 2007 announced that the Vienna Commercial Court had upheld a provisional injunction against an Austrian company, APOtrend. The Company has provided a guarantee to the value of €250,000 with the court to confirm its commitment to the ongoing enforcement process.

(e)
As a condition of establishing bank facilities Novogen Limited and its controlled entities Novogen Laboratories Pty Ltd, Novogen Research Pty Ltd and Central Coast Properties Pty Ltd have entered into a Guarantee and Indemnity with St George Bank in January 1997. The effect of the guarantee is to guarantee amounts owed to the bank by any of the above Novogen companies.

Contingent Liabilities

The Company has received claims in connection with the termination of the OVATURE Phase III clinical trial, amounting to $1,285,000. The Company has disputed these claims as it believes that they are outside the scope of the contracts and it does not believe that these amounts are due and owing.

Note 22.                  EVENTS AFTER THE BALANCE SHEET DATE

In August 2009 the Company entered into a licence agreement with MEPL granting an exclusive world-wide, non-transferable licence, under the Novogen patent rights, to conduct clinical trials and commercialise and distribute all forms of administering NV-128, except topical applications. The agreement covers uses of NV-128 in the field of prevention, treatment or cure of cancer in humans. NV-128 is currently in pre-clinical development stage.

In consideration of the license granted MEPL paid Novogen a licence fee of US$1,500,000 on 7 August, 2009.

There have been no other significant events occurring after balance date which have had a material impact on the business.

DIRECTORS’ DECLARATION

The Directors of the Company declare that:

1.	The financial statements, comprising the Income Statement, Balance Sheet, Cash Flow Statement, Statement of Changes in Equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)	comply with Accounting Standards and the Corporations Regulations 2001; and

(b)	give a true and fair view of the financial position as at 30 June, 2009 and of the performance for the year ended on that date of the Company and the consolidated entity.

2.	In the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

3.
The remuneration disclosures included in pages 17 to 23 of the Directors’ Report (as part of the audited Remuneration Report) for the year ended 30 June, 2009 comply with section 300A of the Corporations Act 2001.

4.	The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

Novogen Limited and its subsidiaries identified in Note 18 are parties to the deed of cross guarantee under which each company guarantees the debts of the others. At the date of this declaration there are reasonable grounds to believe that the companies which are parties to this deed of cross guarantee will as a consolidated entity be able to meet any obligations or liabilities to which they are, or may become, subject to, by virtue of the deed.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Directors by:

/s/ Christopher Naughton

Christopher Naughton
Managing Director

Sydney, 26 August, 2009

INDEPENDENT AUDITOR’S REPORT

To the Members of Novogen Limited

Report on the Financial Report

We have audited the accompanying financial report of Novogen Limited (the company), which comprises the balance sheets as at 30 June 2009, and the income statements, statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the consolidated and parent financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’ report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, provided to the directors of Novogen Limited on 26 August 2009, would be in the same terms if provided to the directors as at the date of this auditor’s report.

Auditor’s Opinion

In our opinion:

a)	the financial report of Novogen Limited is in accordance with the Corporations Act 2001, including:

i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 30 June 2009 and of their performance for the year ended on that date; and

ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 17 to 23 of the directors’ report for the year ended 30 June 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s Opinion

In our opinion, the Remuneration Report of Novogen Limited for the year ended 30 June 2009, complies with section 300A of the Corporations Act 2001.

BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd

Simon Coulton
Director

Dated in Sydney this 26th day of August, 2009.

1.	The information required in the appendix 4E, required by the Australian Stock Exchange, has been satisfied through this annual report.

2.	Novogen Limited has an Audit Committee consisting of GM Leppinus (Chairman), PJ Nestel AO and PA Johnston.

3.      The names of the Substantial Shareholders disclosed to the Company are as follows:

Oppenheimer Funds Inc.        12,744,689 Shares
Josiah T.Austin and
El Coronado Holdings, LLC 20,318,053 Shares	(4,531,633 directly owned with the remaining 15,786,420 represented by 3,157,284 sponsored ADR’s)

4.      Distribution of shareholders by size of holding as at 24 August, 2009 was:

Category (size of Holding)	Number of Shareholders	Number of Shares
1 – 1,000	1,729	1,074,567
1,001 – 5,000	1,676	4,502,169
5,001 – 10,000	415	3,275,275
10,001- 100,000	384	10,327,578
100,001 +	44	82,946,305
	4,248	102,125,894

                  There is only one class of shares and all shareholders have equal voting rights.

5.       The number of shareholdings held in less than marketable parcels is 942.

6.	The names of the 20 largest shareholders listed in the holding Company’s Register as at 24 August, 2009 were:

		Number of Ordinary Fully Paid Shares Held	% Held of Issued Ordinary Capital
1.	ANZ Nominees Limited	48,941,366	47.92%
2.	J P Morgan Nominees Australia Limited	8,877,456	8.69%
3.	El Coronado Holdings, LLC	4,531,633	4.44%
4.	Bende Holdings Pty Limited	4,474,398	4.38%
5.	HSBC Custody Nominees (Australia) Limited	3,728,700	3.65%
6.	National Nominees Limited	2,398,779	2.35%
7.	Petlind Pty Limited	1,108,658	1.09%
8.	Ankerwyke Holdings Pty Ltd	800,000	0.78%
9.	Citicorp Nominees Pty Limited	561,979	0.55%
10.	Jonwood Constructions Pty Ltd	560,000	0.55%
11.	Coolawin Road Pty Ltd	513,654	0.50%
12.	Berne No 132 Nominees Pty Ltd	511,196	0.50%
13.	Catl Pty Ltd	500,000	0.49%
14.	Aquagolf Pty Limited	407,906	0.40%
15.	Mr John Anderson Maher	400,000	0.39%
16.	Werona Investments Pty Ltd	362,911	0.36%
17.	The Naughton Family Supperannuation Fund	345,574	0.34%
18.	Netned Pty Ltd	333,660	0.33%
19.	Mr Christopher Naughton	246,026	0.24%
20.	Harvey Lea Superannuation Fund	245,368	0.24%
			0.00%
		79,849,264	78.19%

7.       The name of the Company Secretary is Ronald Lea Erratt.

8.	The address of the principal Registered Office is 140 Wicks Road, North Ryde, NSW, 2113, Australia.
 Telephone: +61 2 9878 0088   Facsimile:  +61 2 9878 0055.

9.	The Company’s Share Register is maintained by Computershare Investor Services Pty Limited, Level 12, 565 Bourke Street, Melbourne, VIC, 3000, Australia.
  Telephone +613 9611 5711 – Facsimile +61 3 9611 5710.
  Investor enquiries within Australia 1300 855 080.
  E-mail essential.registry@computershare.com.au

10.
Quotation has been granted for all the ordinary shares of the Company on all Member Exchanges of the Australian Stock Exchange Limited.  American Depository Receipts (ADR) – an ADR is created with 5 Australian listed shares - are traded on the NASDAQ Global Market exchange (code NVGN). Marshall Edwards, Inc., is listed and quoted on the NASDAQ Global Market where shares (code MSHL) are traded.